Tyler Resources Inc.

2003
ANNUAL
INFORMATION
FORM

December 15, 2003

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Proxy Circular

Attached to and forming a part of this amended annual information form (the "AIF") are the audited financial statements of Tyler Resources Inc. for the years ended July 31, 2003 and July 31, 2002, together with the auditor's report thereon, the most recent Management Proxy Circular, dated Decmeber 15, 2003, the 2003 Annual Report and the interim statements for the three months ended October 31, 2003.

All financial information in this AIF was prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

Glossary of Terms

In addition to the terms defined in the 2002 Annual Report, certain terms used throughout this AIF are defined below:

"Affiliate"	In respect of any corporation, another corporation which is its parent or subsidiary or which is controlled by the same person who controls it.
"AIF"	This Annual Information Form dated December 15, 2003.
"CDNX"	The Canadian Venture Exchange
"g/T"	Grams per metric tonne.
"Issuer"	Tyler Resources Inc.
"kimberlite"	The host rock for diamonds. An alkalic peridotite containing abundant phenocrysts of olivine (commonly altered to serpentine or carbonate) and phlogopite (commonly chloritized), in a fine-grained groundmass of calcite, second-generation olivine, and phlogopite; with accessory ilmenite, serpentine, chlorite, magnetite, and perovskite.
"management committee"	A committee established under a joint venture agreement which determines the overall objectives of the venture, including the scope, size and nature of work programs. Each participant in the joint venture is represented on such committee and, unless otherwise set out in the joint venture agreement, voting is in proportion to the participants' respective property interests, and all or most decisions are made by simple majority.
"mineralization"	A natural aggregate of one or more valuable minerals.
"net profit interest", or "NPI"	A specified percentage of the entire proceeds received from a mine's production less capital costs, labour and materials for the mining and treating of ore. Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

"operator"	The party in a joint venture which carries out the operations of the joint venture, subject at all times to the direction and control of the management committee.
"ore"	A natural aggregate of one or more minerals which may be mined and sold at a profit.
"ton"	Short ton (2,000 lb.).
"tonne"	Metric tonne (2,204.6 lb. or 1,000 kg.)

Conversion Table

In this AIF both Imperial and metric measures are used with respect to mineral properties located in Canada. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure	Metric Unit	Metric Measure	=	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares		1 acre
3.28 feet	1 metre	0.3048 metres		1 foot
0.62 miles	1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)	1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes		1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne		1 ounce (troy/ton)

Currency

Unless otherwise indicated, all dollar amounts are in Canadian dollars.

Diamond Markets

Some of the Issuer's mineral properties are being explored for their diamond-bearing potential. There is no quoted market for diamonds unlike most other minerals such as gold, silver, copper and zinc. Approximately 80% of the world's rough diamond production is purchased by the Central Selling Organization ("CSO"), a wholly-owned subsidiary of DeBeers, and part of the Anglo American-Minorco Group.

The market price of rough diamonds is dependent on an efficient market management system. The CSO's predominant role in the world diamond market has been challenged in the 1990s, particularly by rebel production in Angola and by independent producers carrying out their own marketing. Although the marketing of diamonds has been efficiently managed for over 60 years, there is no guarantee that it will continue.

2003 ANNUAL INFORMATION FORM

TYLER RESOURCES INC.
#500, 926 – 5th Avenue S.W.
Calgary, Alberta T2P 0N7

Tel: (403) 269-6753 Fax: (403) 266-2606

ITEM 1: INCORPORATION

Tyler Resources Inc. (the "Issuer") was incorporated on August 5, 1980, under the name "Capoose Mining Incorporated" by registration of its Memorandum and Articles under the Company Act (British Columbia). The Issuer subsequently changed its name on December 19, 1981 to "Capoose Minerals Incorporated" and then on July 10, 1986 to "Tyler Resources Inc." and consolidated its share capital on the basis of two old shares for one new share. On April 6, 1995, the Issuer was continued under the Business Corporations Act (Alberta).

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Issuer is engaged in the acquisition, exploration and, if warranted, development of natural resource properties. The Issuer has interests in two exploration properties in Mexico, two exploration properties in the Northwest Territories, one exploration property in Nunavut (option to earn) and one exploration property in Saskatchewan. The Issuer is an exploration company as its properties have not yet reached commercial production and none of its properties is beyond the advanced exploration stage. All work presently planned by the Issuer is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization. Activities are financed by selling common shares from treasury to investors.

The principal asset of the Issuer is its 57% interest in the Bahuerachi Joint Venture. The Issuer presently owns 57% of the Joint Venture's property with its partner CDG Investments Inc. ("CDG") holding 43%. The property is held through a Mexican affiliated Company, Recursos Tyler S.A. De C.V. ("Recursos Tyler"). The principal asset of the Joint Venture is an 88% property interest in the Bahuerachi Property which is subject to an Option Agreement with a Mexican National, Luis Palafox (the "Optionor"). Terms of the option allow for further exploration expenditures and property payments to dilute the Optionor to a 5% property interest which is convertible to a 10% Net Profits Interest that can be purchased for U.S. $700,000. Tyler is the Operator of the Tyler/CDG Joint Venture. Tyler has entered into a letter of intent dated November 12, 2003 with CDG Investments Inc. ("CDG") for the non-arm's length acquisition of CDG's interest in the Bahuerachi Joint Venture.

The Issuer also has interests in two properties in the Northwest Territories that were subject to option agreements whereby Diamondex Reources Ltd. ("Diamondex"), earned an interest in these properties. The Carat Property, which consists of 46 mineral claims, is held 30% by the Issuer and 70% by Diamondex.

The Issuer has approximately a 40% interest in the Kelsey Property at year end, subject to dilution, with Diamondex holding the remaining 60%.

In early December, Tyler, in alliance with Northern Abitibi Mining Corp., entered into an option agreement to acquire an interest in a 111,174.64 acre block of ground in the Coronation Diamond district in Nunavut. The claim block is located 15 km east of the Perseus kimberlite and 30 km from the recently discovered Potentilla and Artemisia kimberlite pipes. Under the terms of the agreement, Tyler/Northern Abitibi can earn 65% in the property by issuing 250,000 shares of Tyler and 250,000 shares of Northern Abitibi over four years and spending approximately $1.1 million dollars over four years on the property. The property is subject to a 2.5% GOR. Tyler will be the Operator during the earn in period.

The Issuer also has a 50.1% joint venture interest in the Weedy Lake Property in Saskatchewan, with 49.9% held by Golden Band Resources Inc. ("Golden Band), a reporting issuer whose shares are listed on the TSX.

The Weedy Lake Property is now the subject of an Option and Joint Venture Agreement with Golden Band who can earn 50% of Tyler's interest in the property by incurring $1.5 million in expenditures over 4 years with minimum annual expenditures of $100,000 to maintain the option in good standing. Upon completion of the Option, Tyler may elect to participate in further programs with a 25.05% interest or convert to a 0.5% NSR Royalty.

The Issuer's future largely depends on obtaining financing and the successful exploration and development of the Bahuerachi Property and the other properties in which the Issuer has an interest. Mineral exploration is a high risk business and there is no assurance that an exploration project will ever become a mine. The Issuer has not generated any revenues from mining operations since its incorporation in 1980.

Property Acquisition and Exploration

The Issuer acquires mineral exploration properties by staking claims, negotiating for permits with government authorities, negotiating with holders of claims or permits, or purchasing companies with claims or permits. On these properties, the Issuer explores for minerals on its own or in concert with others. Exploration usually includes surface sampling, airborne and/or ground geophysical surveys and drilling. The Issuer is not geographically limited to any specific region but in recent years has focused attention on copper and gold properties in Mexico, on diamond properties in the Northwest Territories and Nunavut and gold properties in Saskatchewan.

If it has the capital available to do so, the Issuer will seek and acquire additional properties which it considers worthy of exploration.

Risk Factors Relating to the Issuer's Business

The Issuer's ability to generate revenue and profit from the Bahuerachi, Weedy Lake, Kelsey, Carat and Keni properties or any other properties it may acquire is dependent upon a number of factors, including, without limitation, the following:

Markets

Some of the Issuer's mineral properties are being explored for their diamond-bearing potential. There is no quoted market for diamonds unlike most other minerals such as gold, silver, copper and zinc. Approximately 80% of the world's rough diamond production is purchased by the Central Selling Organization ("CSO"), a wholly-owned subsidiary of DeBeers, and part of the Anglo American-Minorco Group. The remaining 20% is sold on the open market. The CSO is a single channel diamond marketing operation working to the benefit of a relatively small number of producers. The CSO manages the marketing of diamonds by, among other things, maintaining a rough diamond stockpile to manage short-

term price pressures resulting from fluctuations in supply and demand, and by having deferred purchase provisions in the CSO's agreement with producers.

The market price of rough diamonds is dependent on an efficient market management system. The CSO's predominant role in the world diamond market has been challenged in the 1990s, particularly by rebel production in Angola and by independent producers carrying out their own marketing. Although the marketing of diamonds has been efficiently managed for over 60 years, there is no guarantee that it will continue.

Precious and Base Metal Price Fluctuations

The profitability of the Issuer's non-diamond operations is dependent in part upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Issuer. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital or the investment retaining its value.

Foreign Government Risks

Certain of the Issuer's properties are in Mexico where mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulation or shifts in political conditions are beyond the control of the Issuer and may adversely affect its business. Mexico is, to a degree, a developing country, which may make it more difficult for the Issuer to obtain any required exploration, development and production financing for projects located there. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted. Before production can commence on any properties, the Issuer must obtain regulatory and environmental approvals and there is no assurance that such approvals will be obtained, and on a timely basis. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Future operations of the Issuer, including development activities and commencement of production on its properties, will require permits from various Mexican federal, state and local governmental authorities and such operations will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased cost, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Issuer's exploration activities and its potential future mining operations are subject to various laws governing land use, protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Issuer obtain permits from various governmental agencies. The Issuer believes it is currently in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Issuer may require for construction of future mining facilities and conduct of mining operations

will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, where more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Title Risks in Mexico

The Issuer is satisfied that evidence of title to each of its mining properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property. Nevertheless, there is no guarantee that title to mining properties held by subsidiaries of the Issuer will not be challenged or impugned by third parties or that the applicable governmental authority will not revoke, or significantly alter the conditions of the mineral properties. There is no certainty that the current rights represented by mineral properties or any additional rights applied for, will be granted or renewed on terms satisfactory to the Issuer.

Canada

Although the Issuer has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Issuer has not conducted boundary surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Issuer's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Northwest Territories than they are in most other areas of Canada, and none of the Issuer's properties in the Northwest Territories cover areas where the Federal Crown proposes to transfer mineral rights to First Nations.

Currency Fluctuation and Inflationary Risks

The Issuer's operations in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Issuer's financial position and results. With respect to Mexican currency, the Issuer transfers funds to its subsidiaries on a "as needed" basis to avoid significant exposure to currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Issuer may suffer losses due to adverse foreign currency fluctuations. Mexico has in the past, experienced extreme inflationary rates. Although the situation appears to have stabilized, the Issuer bears the risks of incurring losses occasioned as a result of inflation in Mexico.

Exploration and Mining Risks

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish ore reserves through

drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

If the Issuer proceeds to production on a particular property, commercial viability will be affected by factors that are beyond the Issuer's control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exploration of mineral, as well as the protection of the environment and agricultural land. It is impossible to assess with certainty the impact of these factors.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. In addition the quantity of reserves and mineralization may vary depending on metal prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may effect the economic viability of the Issuer's properties. In addition, there can be no assurance that precious or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Competition Risks

The Issuer competes with major mining companies and other smaller natural resource companies in acquisition, exploration, financing and development of new properties and projects. Many of these companies are more experienced, larger and better capitalized than the Issuer. The Issuer's competitive position will depend upon its ability to successfully explore, acquire and develop new and existing mineral resource properties or projects. The Issuer is also in competition with other companies insofar as they produce the same product in a market where pricing and quality advantages cannot be claimed by any of the market participants. Factors which allow producers to remain competitive in the market over the long term include: the quality and size of the ore body, cost of production, and proximity to market. In all of these factors, the Issuer is competitive to greater or lesser degrees but because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition.

Financing Risks

The Issuer has limited financial resources and there is no assurance that additional funding will be available to the Issuer for further exploration or development of its properties or to fulfil obligations under any applicable agreements. Although the Issuer has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Issuer's properties, and with the possible loss of properties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks, and in particular, unusual geological or unexpected operating conditions including rockbursts, cave-ins, fires and flooding, may occur. The Issuer may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may entail significant costs for the Issuer.

Permits and Licenses Risks

The operations of the Issuer may require licenses and permits from various governmental authorities. There can be no assurance that the Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Government Regulation

Operations, development and exploration on the Issuer's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Issuer's operations.

Environmental Regulations Risks

The Issuer's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substance produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Issuer intends to fully comply with all environmental regulations in Mexico and in the areas in which it is active as well as with the sometimes higher standards set by North American environmental regulations.

Conflicts of Interest

Certain of the directors and officers of the Issuer are also directors and/or officers and/or shareholders of other natural resource companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the interests of the Issuer and to disclose any interests which they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer's Mineral Properties

The Issuer has interests in a number of geographically distinct properties ranging in size from 1,160 acres to 206,300 acres. As of July 31, 2003, the aggregate acquisition cost of these properties was $1,194,432. This does not necessarily represent the fair market value of these properties. Table 1 shows the names, sizes and acquisition cost of the Issuer's mineral properties.

Table 1: Mineral Properties

Property Name	Size	Ownership Interest	Acquisition Cost (July 31, 2003)
Mexico			
Bahuerachi	8,114 acres	Issuer owns 57% of 88%(3)	$ 248,613
Other			$ 6,343
Northwest Territories			
Carat Property	94,364 acres	30% (70% Diamondex) (2)	$ 217,941
Kelsey Property	165,271 acres	40% (60% Diamondex) (2)	$ 28,171
Keni Property	111,175 acres	Earning 65% with its partner Northern Abitibi Mining Corp.	$ 55,520
Saskatchewan			
Weedy Lake Property(1)	1,160 acres	50.1%	$ 637,844
			$ 1,194,432

(1) Subject to Crown royalties of 12.5% of net profits derived from mining and processing operations.
(2) Pending dilution on calculation of dilution for 2003 work Programs.
(3) Tyler has entered into a letter of intent dated November 12, 2003 with CDG for the non-arm's length acquisition of CDG's 40% interest in the Bahuerachi property located in Mexico.

Aggregate Exploration Expenditures on Mineral Properties

The Issuer spent a total of $51,000 on exploration and development during the year ended July 31, 2003, down from $674,000 during the year ended July 31, 2002. Detailed information on expenditures is contained in Table 2. Expenditures in fiscal 2002 were incurred primarily on Bahuerachi and Carat.

Table 2: Deferred Exploration Costs

	Balance July 31, 2002	2003 Fiscal year expenditures (net of recoveries)	Legal Costs Re: Joint Venture Arbitration	Abandonments and Writedowns	Balance July 31, 2003
Mexico					
Bahuerachi	$1,026,583	$ 22,319	$ -	$ -	$1,048,902
Other	35,937	-	-	(22,794)	13,143
Northwest Territories					
Carat Property	$ 443,478	$32,465	$ 247,949	$ -	$ 723,892
Kelsey Property	(27,665)	2,020	-	-	(25,645)
Saskatchewan					
Weedy Lake Project	1,743,702	100	-	-	1,743,802
Nunavut					
Keni	227,505	(6,022)	-	(17,890)	203,593
Total:	$3,449,540	$50,882	$ 247,949	$ (40,684)	$3,707,687

PRINCIPAL PROPERTIES

Bahuerachi Property, Mexico

(i) Property Location And Description

Property Location

Bahuerachi lies in southwestern Chihuahua state, Mexico, about 5 km northeast of the Sinaloa state boundary (Figure 2.1). The closest town is La Reforma, Sinaloa, located some 8 km to the south. A small village of less than 100 inhabitants (Bahuerachi) is located on the western portion of the permit area. The Property is also located some 25 km west of the El Sauzal gold deposit presently being developed by Glamis Gold Ltd.

Property Description

The Property presently consists of three mining concessions totaling 3,318 ha as follows:

Table 2.1-Bahuerachi Concessions

Concession	Title Number	Area (Ha)	Date Issued	Expiry	Type
Bahuerachi	T 211761	500	2000	July 2050	Exploitation
Bahuerachi Dos	T 215572	2788	2002	March 2052	Exploitation
Bahuerachi Tres	T 215511	30	2002	February 2008	Exploration

The original Bahuerachi property was acquired by Tyler Resources Inc. on behalf of a joint-venture between Tyler and Golden Rule Resources Inc. (now CDG Investments Inc.) in 1994 from a Mexican national, Ing. Luis Palafox. The Bahuerachi Dos property was acquired by staking by the joint-venture in 1995 and the Bahuerachi Tres concession was staked in 2002 (Figure 2.2).

All three concessions are the subject of an earn-in option agreement whereby Tyler/CDG may earn up to a 95% working interest by expending US$2,000,000.

A Letter Agreement signed in 1993 was followed by a formal Option Agreement dated October 21, 1998. Payment terms to maintain the Agreement in good standing are US$20,000/year payable in November increasing after five years (in October, 2003) to US$50,000/year. This is payable until the Company places the property into production.

As of March 19th, 1998, the ownership of the three concessions was 16.61% by Mr. Palafox while the joint-venture owned an 83.39% interest through a Mexican Subsidiary, Recursos Tyler S.A de C.V.

The Agreement contemplates that the joint-venture will earn 1% of the 16.61% interest still held by the original property owner for every further US$100,000 spent on exploration for a period of five years. Exploration expenditures since signing of the 1998 Agreement have totaled approximately an additional US$530,000.00, pending final reconciliation of the August 2003 program expenditures for a total of US$1.37 million since 1993.

This additional expenditure reflects an additional interest to the joint-venture of approximately 5.3%, and the property ownership is thus increased to 88.7% for the joint-venture and 11.3 % for the property vendor.


Riverside
CALIFORNIA
Phoenix
Mesa
San Diego
Mexicali
Tijuana
Ensenada
ARIZONA
Tucson
UNITED STATES
NEW MEXICO
Roswell
Lubbock
Abilene
Big Spring
Odessa
Midland
San Angelo
TEXAS
Ciudad Juárez
Sierra Vista
Agua Prieta
Nogales
BAJA CALIFORNIA
SONORA
Hermosillo
North
Chihuahua
CHIHUAHUA
MEXICO
Ciudad Delicias
Guaymas
Ciudad Obregón
Navojoa
Bahuerachi
El Chorro
Pacific Ocean
BAJA CALIFORNIA SUR
Los Mochis
SINALOA
Culiacán
DURANGO
Torreón
Monclova
Monterrey
Saltillo
NUEVO LEÓN
COAHUILA DE ZARAGOZA
ZACATECAS
© 2001 Microsoft Corp. All rights reserved

Figure 2.1-General Location Map

When Tyler achieves a 95% working interest, the remaining 5% interest held by the property owner, may be converted to a 10% NPI (net profits interest) at Tyler's discretion. Tyler would then have an effective 100% working interest. The NPI may be purchased outright for US$500,000.

The original intent of the Option Agreement was that a joint-venture would be established between Tyler/CDG and Ing. Palafox at the end of the Option Agreement period in October, 2003. The level of exploration to date does not warrant the establishment of a joint-venture at this time.

Therefore, Tyler has negotiated a three year extension (through October, 21 2006) to the option period at the existing US$50,000 per year The Agreement has been modified to increase the NPI buy-out provision to US$700,000. At the end of this period, the joint-venture anticipates acquiring a 100% interest precluding the necessity for establishing a joint-venture with the property vendor.

Permits and Liabilities

Annual environmental reports have been filed for the property since work began in 1996 and the last inspection on the property was conducted by government officials in 2001, after the last mechanized trenching program. No outstanding liabilities have been signaled at that time and none are expected from work performed to date on the Property.

The next round of exploratory drilling and the building of the necessary access roads should be adequately covered by the existing permit *("Informe Preventivo")* which was submitted and approved in 1996 for the first round of drilling.

The joint-venture is responsible for the maintenance in good standing of the claims under the agreement, including all statutory filings and tax payments. Tyler currently pays annual mining duties of US$14,952. Past expenditures have been sufficient to address work assessment requirements through the option period.


DON DAVID T.- 205150
BAHUERACHI DOS
T.- 202388
BAHUERACHI
T.- 211761
LA FIERROSA E.- I-106
CUESTA COLORADA
E.- 99/2539
LA BÚSQUEDA E.- 16/24542
DON DAVID 2 T.- 209769
DON DAVID T.- 205150
785,000 m. E
2'990,000 m. N
P.P.
P.P.D.
NW 64° 47' 34.602108" Y 7,098.9658 m.
NW 54° 57' 18.416974" 2,909.5353 m.

Figure 2.2-Concession Blocks

Figure 2.2 are the latest survey plans utilized to register the Bahuerachi Tres exploration concession.

(ii) Accessibility, Climate, Physiography, Local Resources And Infrastructure

Access

Access to the property is by secondary unpaved roads from the local supply and administrative center of Choix, Sinaloa. Access to Choix from Highway 15, the Main Coast Highway, is *via* El Fuerte from either El Carrizo (106 km) or from Los Mochis (126 km). Commercial air service is available to Los Mochis.

The 4-5 hour drive to Bahuerachi from Choix includes a short ferry crossing over the Rio Fuerte which has recently been flooded by the construction of an irrigation/hydroelectric dam. This dam now generates electrical power close to the property, an important consideration in terms of an eventual mining operation. Access to the property is possible year round through the state maintained all-weather gravel road linking Choix (Sinaloa) to Urique (Chihuahua). This road services the village of Bahuerachi located on the western edge of the permit area. Access to the project's main mineralized zone from the village of Bahuerachi was constructed during the joint- venture's 1996-97 drilling program and is in relatively good condition with only a few areas that tend to wash out during the rainy season. With a minimum of

seasonal upkeeping travel to the camp and the main mineralized zone by four wheel drive vehicles is possible year round.

Access throughout the property is by a network of foot/burro trails, including well developed trails in Arroyo Reforma and several major tributary drainages. A few of these have been partially upgraded to allow the use of all terrain vehicles (ATV).

Access to the area in the future will possibly be upgraded with the construction of an all weather road from the city of Choix to the El Sauzal project located roughly 25 km to the west of Bahuerachi. The importance of this road is that it is scheduled to include the construction of a bridge across Rio Fuerte, making access to its northern shore possible without using the ferry services that have occasionally bottlenecked access to the project area to date. Eventual use of the new road sections and bridge would require some road construction from Bahuerachi eastwards but across a much shorter distance than any other alternatives.

Climate and Physiography

The climate on the property is typical of this area of the Sierra Madre with a dry, arid climate for most of the year punctuated by typically heavy rains during the period from September to November.

Terrain is rugged to extreme, rising abruptly from main valleys at about 200 m ASL to peaks at 1,300 m.

Local Resources and Infrastructure

A limited population base is present on and around the property which is primarily engaged in subsistence farming and minimal cattle ranching. There is no local industry and people have been steadily leaving the area due the lack of work.

The closest town, La Reforma, offers limited health services (nursing station) as well as phone/fax services and a poorly stocked country store selling essential supplies. Supplies such as food, electrical/mechanical supplies and fuel are typically sourced out of the city of Choix where a wide range of products can be found. Supply trips to Choix from the property can usually be completed in one day when ferry service across the El Fuerte reservoir is available.

Electrical power is not presently available on the property and the closest hydroelectric power generating facility is located roughly 25 km to the south west of the property, at Huites on the El Fuerte river. The amount of power generated at that facility and its availability are not known to the authors. The current power grid extends to the village of La Reforma, 8 km south of the property.

The closest railway link to the property is located roughly 25 km to the west of the Property.

Water is present year round on the property in the major arroyos, such as Arroyo Reforma which crosses the property in a north-south direction. Drinking water is available either by filtering water from local arroyos or obtained from artesian wells at the village of Bahuerachi.

A small camp has been built over the years by Tyler Resources at the Main Zone and is comprised of a large restored stone house with a tin roof with kitchen and sleeping quarters which can easily accommodate up to 10 people. Shower and toilet facilities have been constructed and an old adit has been fitted with a door to serve as storage for drill core. Running water is provided by gravity feed to the kitchen and washing facilities.

(iii) Property History

Exploration Previous to 1994

The property has numerous and extensive historical workings reportedly dating back to the late 1700's under the Spanish colonial rule. Mining at that time was directed towards the extraction and treatment of surface and underground copper oxide ores that were treated on site with the use of wood-fired blast furnaces. The highest density of these surface and underground workings are located in what is now known as the 'Main Zone'. Grab samples of oxide mineralization from historical workings often grade in the 10%-30% copper range. Although it is not known if gold and silver were historically recovered at the property, it is noted that the highest density of workings occur in the southern portion of the system and where the highest precious metal values have been recognized at surface to date.

Abundant slag from historical smelting activity is found in a number of areas on the property, namely at the Main Zone camp, Colome, the village of Bahuerachi itself and along Arroyo San Francisco, near the southern end of the Mina Mexicana zone as recognized to date.

The area has reportedly first been evaluated for its potential to host a porphyry copper deposit by Asarco in the 1970's. At that time, Asarco reportedly drilled 8 widely spaced holes, some of which intersected high grade copper oxide mineralization. Asarco's regional exploration efforts, which included work on the Santo Thomas and Piedras Verdes deposits in the area, were terminated at about that time. Luis Palafox, an ex-Asarco geologist, staked the Bahuerachi property in 1992 and offered it to the joint-venture in 1993.

Although according to available records the property has been visited by numerous large companies over the years, little actual modern exploration work has been done and none of this work was conducted outside of the original showing (now the Main Zone).

Exploration Since 1994

Significant changes since the joint-venture programs began (1994) include development of road access, recognition of much larger mineralized systems as well as the discovery of new types and styles of mineralization.

The initial focus of exploration by the joint-venture in 1994 was two fold. Initial drilling was to define a small SX-EW (solvent extraction-electro-winning) near surface copper oxide resource within the Main Zone. Regional prospecting programs were conducted intermittently to expand the Main Zone as well as find additional mineralized zones. Small regional work programs were also undertaken over the years to evaluate multiple other showing in the area of Bahuerachi.

The discovery of the El Sauzal gold deposit some 25 km to the east of Bahuerachi in 1996 provided the drive to evaluate mineralization of other types than the previously considered copper oxide showings. Evaluation of potential for base and precious metals on the property since 1996 has resulted in the discovery of multiple gold and base metal occurrences that were previously undocumented.

The 1997 drilling campaign at Bahuerachi was conducted to evaluate the near surface copper-oxide potential of the property. In the absence of better geological controls, it was conducted on a theoretical 50 m centre grid to cover an area of roughly 400 m by 200 m over what was believed to be the core of the mineralized system. Initial holes were planned as vertical holes to evaluate a possible near-surface, sub-horizontal zone of copper oxide enrichment (oxide blanket). Although mineralization was found to be widespread, even outside the higher grade replacement zones, drill hole location and drilling directions did not allow for adequate testing of the higher grade zones or the mineralized intrusion as defined by subsequent work. Core recovery also reportedly averaged only 70% over the program with heavy losses

in altered, mineralized sections as well as within intrusive sections.

Plotting of the 1997 drill holes on the 2001 geological map shows that 10 of the 18 holes were located in the sediments and volcanics outside of the main skarns or mineralized dacitic ("QFP" or quartz-feldspar porphyry). Only two holes were collared in the high grade replacement skarn zones but were poorly oriented in terms of recently established geological controls. Regardless of this deficiency, results of the 2001 drilling include the following reported statistics which remain valid in the context of future exploration on the property: cumulative 166.06 m of drill intersections in the exoskarn averaged 1.17% copper with a range of 0.23%-2.34% copper, cumulative 111.43 m in altered andesites (and sediments) was found to average 0.58% copper with a range of 0.28%-0.86% copper and a cumulative 59.7 m of intersections of copper mineralization in the altered dacitic intrusion was found to grade 0.67% copper with a range of 0.28%-1.28% copper. All of these ranges are well within the type of values expected within an economic porphyry style system and associated high grade skarn zones. Only in a few limited instances were assays for other elements (Au, Ag, Zn) carried out in 1997.

Other prospecting programs conducted during this period allowed for the accumulation of local to regional scale data which has greatly enhanced the understanding of the mineralization and its potential at Bahuerachi. A greater understanding of regional stratigraphy and structure allows for the integration of punctual data and evaluation of overall potential for each occurrence. Numerous mineralized showings have been identified on the property outside of the Main Zone (Colome, Mina Mexicana, Los Alisos, Cuesta Colorada, San Juan, San Marcos)(Figure 4.1). All of those showings are considered genetically related to some degree.

2001 Surface Exploration Program

The purpose of the 2001 surface exploration program was to examine known showings with the objective of determining geological controls and settings for existing mineralization. Previous datasets from prospecting programs offered punctual data in terms of mineralized occurrences but without further mapping, this data could not adequately be used to outline the potential of any one area as true widths of mineralized systems could not be determined with reasonable certainty. The 2001 program was successful in outlining minimum surface length and widths for mineralization at the Main Zone (west skarn), Mina Mexicana and Los Alisos. It also provided for greater understanding of the geological context and controls on the known mineralization and as such, created the base necessary for drilling recommendations on the property.


Colome(Cu, Au)
Main Zone
(Cu, Au, Zn, Ag)
Los Alisos (Au, Ag)
San Juan
(Pb, Zn, Ag)
Cuesta Colorada
(Cu, Zn, Ag, Au)
Scale
0
1 Km
San Marcos
(Cu, Pb, Zn, Au, Ag)
UTM NORTH
2994000
2993000
2992000
2991000
2990000
2989000
2988000
782000
783000
784000
785000
786000
787000
788000
UTM EAST

Figure 4.1-Known Mineralized Zones at Bahuerachi

The Main Zone, San Juan, Colome and Cuesta Colorada are all directly (spatially) associated to QFP intrusions.

2003 Underground Sampling Program

A short program was conducted in August of 2003 in conjunction with a number of field property visits with third parties. The short program centered around the partial rehabilitation of a historical adit which penetrated the intrusion and related skarns underneath the Main Zone for a significant distance. The program objectives were to collect data at depth which in conjunction with the 2001 surface data would allow for the generation of an interpretative cross-section across the system.

(iv) Geological Setting

Regional Geology

The geology of northwestern Mexico is dominated by the Sierra Madre Occidental, a belt of Cretaceous to Tertiary volcanic rocks extending southeasterly from the US border for 1,400 km. These rocks comprise a lower (45 to 100 million year old) sequence of andesitic flows and pyroclastic rocks, uncomformably overlain by a distinctive, upper (27 to 34 million year old) ignimbrite complex. The upper complex, probably the most extensive of its type on earth, is up to 1 km thick. A thick sequence of Triassic-Cretaceous volcano-sedimentary sequence is exposed between the Pacific Coast and the western

slopes of the Sierra Madre. Cretaceous and Tertiary intrusive rocks occur in a belt, 60 km-100 km wide, immediately inland of the coast.

Property Geology

At the property scale, a large range of the units previously described are exposed by the presence of an erosional window through the late Tertiary volcanic sequence.

At the base of the sequence, the Triassic-Jurassic-Cretaceous volcano sedimentary units are well exposed and consist of interbedded sediments (conglomerates, sandstones, siltstones), carbonates and limy sediments as well as andesitic volcanic flows. Field observations where bedding relationships can readily be observed indicate that these units were folded although fold geometry and amplitude have not yet been defined. Evidence for thrusting is also present on a regional scale.

These units are locally overlain by the Tertiary andesitic, pyroclastic and ignimbrite flows and are intruded by a series of intrusions ranging in composition from dioritic to rhyolitic.

An important intrusive complex consisting of multiple intrusions ranging in composition from mafic (dioritic/andesitic) to felsic (rhyolitic) is present on the property. The core of this complex is exposed over a north-south distance of at least 10 km by a minimum width of 3 km although its total extent is not known at present. The best exposures of this complex occur along arroyo Reforma from the north end of the Property to the town of La Reforma and then southerly to the El Fuerte River. Most of the intrusive complex consists of fault bound (post emplacement faults?) dyke like bodies with a volumetrically dominant dacitic core. The dacitic bodies have been observed at the Property's Main Zone as varying in widths from 50 m to over 200 m in width. Numerous andesitic or rhyolitic dykes with widths in the 1 m-10 m range are seen cutting the dacitic core in both north-south and locally east-west orientations. These later dykes have been observed to the east of the property cutting the base of the tertiary sequence providing an age constraint on these intrusive events. It can be noted that the late dykes are predominantly observed as fresh, unaltered rocks at the Main Zone and are therefore considered as being post-mineralization.

Large scale faulting is observed on the property and some of the late faults have been intruded by flow-banded rhyolite dykes. Important fault systems occur in both roughly north-south and east-west directions. Important displacement in the >100 m range can be inferred using the base of the uncomformably tertiary ignimbrite complex as a marker horizon. To the north-east of the Property, Cretaceous carbonate units and sedimentary rocks can be seen at the same topographic level as tertiary ignimbrites across the valley of arroyo Cieneguita which marks a major north-south fault structure. This particular fault structure, which is well exposed in the dry creek bed, is characterized by a thick section of coarse polymictic fault breccia. The importance of faulting is crucial in terms of the exploration model as creating zones of structural weakness and/or dilation propitious for the emplacement of magmas and subsequent mineralizing fluids.

Detailed mapping to date has only been carried out at the site of identified mineralization.

(v) Mineralization

There are presently 7 significant zones of mineralization known on the property as well as a few early stage prospects. Each of the 7 zones is described in greater detail below. Of these, only the Main Zone has seen any significant trenching work, mapping and drilling. The Los Alisos gold-silver hydrothermal system has been sufficiently mapped and sampled at surface to initiate drilling. Other areas have been visited and mapped and sampled but no systematic work has been conducted. The results of the 2001 mapping and sampling results are summarized on Figure 6.1.


NORTH
0
250
500
Meters
Chip samples in
fresh QFP intrusion:
4 meters @ 0.22 % Cu
4 meters @ 0.40 % Cu
4 meters @ 0.49 % Cu
Area 9: 9 Meters, 1.78% Cu,
0.11 g/t Au, 11 g/t Ag, 0.02% Zn
Area 10: 12 Meters, 1.51% Cu,
0.07 g/t Au, 8.83 g/t Ag, 0.05% Zn
Area 8: 33 Meters, 0.94% Cu,
0.11 g/t Au, 12.45 g/t Ag, 0.024% Zn
Area 7: 24 Meters, 1.19% Cu,
0.12 g/t Au, 22.33 g/t Ag, 0.32% Zn
Area 6: 21.5 Meters, 2.32% Cu,
0.11 g/t Au, 6.40 g/t Ag, 0.21% Zn
Area 11: 30.8 Meters, 0.50% Cu, 0.04 g/t Au
Area 4: 30 Meters, 0.80% Cu,
0.59 g/t Au, 35.80 g/t Ag,
0.15% Zn
Area 5: 69 Meters, 0.80% Cu,
0.08 g/t Au, 15.74 g/t Ag, 0.35% Zn
Area 3: 14 Meters, 0.11% Cu,
9.99 g/t Au, 8.57 g/t Ag, 7.96% Zn
Area 2: 15 Meters, 0.33% Cu,
0.44 g/t Au 3.73 g/t Ag, 2.47% Zn
Area 1: 25 Meters, 0.92% Cu,
0.01 g/t Au, 1.5 g/t Ag, 0.05% Zn
MAIN ZONE
GEOLOGICAL SKETCH
MAP
LEGEND
Limestones

Figure 6.1-Geology Map and Sampling Results (10 m topographic contour)

Table 6.1 below identifies the amount of work and results to date on each of the known zones.

Table 6.1-Summary of Work to Date and Type of Mineralization Identified

Area Name	Type work done	Recommended Work	Mineralization Type	Target size	Grades
Main Zone	Mapping, trenching, drilling	Drilling	Cu+/-Au skarn and low grade Cu-Au intrusion	West skarn 1,200 m length by 5 m-80 m width. Intrusion 1,400 m length by 50m->200m width.	Skarn average (2001): 1.14% Cu 0.94 g/t Au** Intrusion average (2001): 0.50% Cu 0.04 g/t Au
Los Alisos	Mapping, sampling	Drilling	Au-Ag epithermal breccia system	Mineralized core:150m by 60m Alteration zone: 500m-150m	3.15 g/t Au, 19 g/t Ag over 21 meters minimum true width
Mina Mexicana	Mapping, sampling	Trenching	Cu+/-Au skarn, intrusion related	Size not defined, minimum 400 m strike length.	1.14% cu, 0.17 g/t Au over 64 linear m of sampling in three sections
Colome	Mapping, sampling	Trenching	Cu+/-Au skarn, intrusion related	Size not defined	
San Juan	Prospecting	Mapping, sampling	Silver-lead-zinc skarn, carbonate hosted	Size not defined	
San Marcos	Prospecting	Mapping, sampling	Cu+/-Au+/-Ag+/-Pb+/-Zn skarn overprinted with mesothermal quartz veining	Size not defined	
Cuesta Colorada	Prospecting	Mapping, sampling	Cu+/-Au+/-Ag+/-Pb+/-Zn skarn overprinted with mesothermal quartz veining	Size not defined	

** Average value strongly influenced by high grade gold sections. Average calculated for 193.5 m (linear) of sampling on the west skarn.

Main Zone (Cu-Au +/- Ag, Zn, Pb)

Two predominant related styles of mineralization have been recognized to date at the Main Zone. The first style of mineralization consists of an extensive sheeted quartz vein/fracture system and associated disseminated sulphide mineralization within a large porphyritic felsic intrusion (quartz feldspar porphyry or "QFP"). The second style of mineralization consists of both endoskarn and exoskarn development overprinting the margins of, and developed throughout the QFP. Endoskarn development appears to overprint stockwork development in the intrusion. Strong fracturing and vein development with associated copper mineralization is also present in the host volcano sedimentary sequence.

The Main Zone has been mapped at a scale of 1:1000 in 2001 (Figure 6.1). Surface weathering through the area largely masks pre-existing alteration, especially in the sediments and mineralized intrusions, and can make rock identification difficult. The least weathered rocks are best exposed along creeks and the

weathering profile gets deeper on ridges and hillsides.

Observations to date suggest that there is a strong north to north-east control on the intrusive phases, quartz veining and, locally, on skarn mineralization. Late faults are abundant through the mapped area with north-south, east-west and minor northwest trends. Post-mineralization dykes of both andesitic and rhyolitic compositions are common along inferred faults.

Most of the 2001 work has focused on the western margin of the intrusion in order to tie in different zones previously documented as isolated, single occurrences (Main Zone, east zone, south zone, monument zone, pantheon zone and so forth). The main intrusion and related skarn systems have now been continuously outlined in reasonable detail over 1,200 m and on a grassroots level over 1,400 m. Topography allows for a vertical cut of roughly 130 m into the mineralized system between the ridge tops to the valley bottoms. Historical workings below surface exposures, including a more recent adit reportedly driven under the Main Zone by the Guggenheim copper company in the 1930's, indicate that a minimum depth of some 150 m can be inferred to date for the Main Zone mineralization.

More detailed descriptions of each domain follows, with the skarns described first due to their generally higher grades and the amount of data available on this part of the system. Mineralized intrusions and sediments are described latter part of this section

Skarns.

Sampling in 2001 focused on sections with minimum interpreted true widths ranging from 9 m- 33 m along the western intrusive boundary and 12 m-69 m on the eastern side of the intrusion. Controlling factors in choosing areas for sampling were access and exposure. In most instances, the sampling data reflects a minimum interpreted true width as entire sections were rarely sampled out into non-mineralized material.

The western skarn zone is continuous where well exposed and is still open to the north and south where it is constrained by lack of proper exposure as well as a lack of detailed work. Skarn development is not constrained to one particular lithological unit and occurs indiscriminately with very good lateral and vertical continuity in siliceous and limy sediments, carbonates and intrusive rocks. Zones of intense fracturation and copper oxide mineralization have been observed to occur within the volcanics and sediments outside of, but associated to, the skarn zones, potentially significantly increasing the overall width of mineralization locally.

Skarn composition is dominated by garnet (grossularite-andradite), diopside, vesuvianite, sulphides (pyrite, chalcopyrite, locally sphalerite) and their oxidized equivalents (limonite, malachite/azurite/chrysocolla, locally hemimorphite and hydrozincite) as well as locally minor tremolite-actinolite, quartz, calcite, hematite, magnetite and native gold.

Local composition of the skarn is likely determined by the nature of the protolith with limy units and limestones forming garnet-diopside-vesuvianite skarns while more siliceous protoliths such as dacitic intrusive rocks and siliceous sediments form garnet dominated phases.

Skarns with significant gold enrichment occur within magnetite-hematite dominated zones. These have been found to occur mostly in the south part of the Main Zone, both on the eastern and western margins of the main intrusion. High gold grades (>1 g/t) occur in distinct association with higher zinc grades. Zinc occurs mostly within alteration minerals such as hemimorphite and hydrozincite while gold has been recognized in thin section as occurring predominantly in native form.

Free gold occurs within limonite-filled boxworks or as native grains, within or intergranular to compact magnetite aggregates as well as within zinc alteration minerals. Grain size range for gold particles as seen in thin section is normally 2 to 30 microns and up to 100 microns. Very high gold grades are known to occur locally within the magnetite skarns with individual grab samples assaying as high as 297 g/t gold and a small composite trench from 1998 which returned a value of 79.9 g/t gold, 17.5 g/t silver and 17.4 % zinc over 3.2 m. Grades ranging from 6 g/t to over 30 g/t gold have also been obtained from the eastern magnetite-hematite skarn zone in the same area but exposure is too poor to evaluate the true width or potential extent of the eastern zone at this time.

The distribution of irregular magnetite-gold rich skarns within the larger skarn occurrences is poorly understood at present and more data will be required to evaluate their true potential. Significant gold values have been recognized in three sections where they form gold-rich sub-sections of the larger intervals (areas 2,3,4, Figure 6.1). The enriched subsections (3m @ 2.08 g/t, 14 m @ 9.99 g/t and 15 m @ 1.07 g/t) from those sections outline a strike length of over 200 m for gold-bearing skarn within the larger, copper dominated skarn of the western edge of the intrusion.

To date, the skarn occurrence located to the east of the main intrusion has been sampled at a much lesser level of density than the western skarn. This is strictly a function of access and exposure in outcrop to date and there are no indications that the potential on the east side of the intrusion is less than on the west side. The two areas adequately sampled to date on the east side have returned minimum true widths of mineralized material of 69 m grading 0.80% copper (area 5, Figure 6.1) and 12 m grading 1.51% copper (area 10, Figure 6.1), grades and widths which are consistent with mineralization better defined on the western margin of the intrusion.

Sheeted Quartz Veins and Mineralized Intrusion.

The main intrusive body has been outlined over 1,400 m in length with widths ranging roughly from 20m-250 m. It is cut and/or overprinted by a sheeted quartz vein stockwork with associated copper+/-gold mineralization. The stockwork locally extends into the host volcano-sedimentary sequence. The geometry of the main intrusion is complex and it has been cut by at least three late, post-mineral suites of dykes including andesites, rhyolites (often flow banded) and latite porphyry dykes. At least two other significant dacitic bodies of presently unknown extent have been noted to the east and west of the main body in the 1:1000 scale map area and similar dacitic (QFP) intrusions are known to occur at other mineralized zones on the property, notably at Mina Mexicana, Colome, San Juan and Cuesta Colorada. These other occurrences are described in subsequent sections.

Zones of sheeted quartz veining within dacitic intrusions or fine grained volcanic and sedimentary rocks have been traced for over 1,400 m. Similar veining occurs at Colome and Mina Mexicana, outlining genetic similarities between mineralized occurrences over important areas. Zones of strong (>5, 1 cm veins/m) veining in the Main Zone are up to 150 m wide and 700 m long within a larger halo of less intense veining about 600 m wide and 1,400 m in length and still open to the north and south. Estimation of quartz vein density is very subjective and depends on availability of proper exposure as well as surface weathering. The actual density of veining is probably underestimated at this time.

The veins are mostly north-east trending sub-parallel quartz veins ranging in widths from hairline fractures to a few centimeters. Locally multidirectional networks occur as well. Quartz veining is best developed within dacitic units but is not restricted to this lithology. A notable exception is the limestone units which are generally very poor hosts for vein development.

The sheeted vein system contains some attributes of a Cu-porphyry deposit; mainly: porphyritic host rock, association with low-grade copper and locally gold values, possible potassic alteration, possible phyllic alteration, definite and locally very strong propyllitic alteration and an extensive pyritic halo. Primary alteration in the areas of sheeted quartz veining is masked by strong surface weathering and therefore,

clear porphyry-style alteration patterns could not be mapped during the 2001 program.

Sampling of one drill road section with good exposure across part of the intrusion (area 11, Figure 6.1) returned an average grade of 0.50% copper and 0.04 g/t gold across a cumulative 30.8 m (linear) width. True width of the intrusion in this section is at least 40 m. Although the average grade across the section is affected by two samples grading 1.88% and 1.613% copper across a small endoskarn pod, values within the mineralized intrusion proper range between 0.023% and 0.899% copper. Strong leaching of primary mineralization is evidenced by the presence of abundant boxwork casts visible in the quartz veining/stockworking.

Drilling statistics from 1997 indicate that a cumulative 59.7 ms of intersections within the altered dacitic intrusion (QFP) carried copper mineralization which was found to have an average grade of 0.67% copper with a range of 0.28%-1.28% copper. No gold analyses were performed on core from the 1997 program. Core recovery during this program was particularly poor within altered, mineralized QFP. Copper mineralization within the QFP is described primarily as chalcocite, digenite and covellite. Trace amounts of chrysocolla was noted in some of the near surface intersections and variable amounts of chalcopyrite, both fresh and rimmed with digenite and covellite, were observed within the intrusion (McHale, 1997). Three 4 m continuous chip samples of relatively fresh material from the main intrusion in a creek bed near the northern end of the detailed map area returned copper values of 0.487%, 0.402% and 0.215% in an area of strong stockwork and sheeted quartz veins. Disseminated pyrite, chalcopyrite and copper oxides were observed within the stockworked intrusion.

Underground sampling in August 2003 returned a cumulative section of 61 m through the QFP and variable associated levels of endoskarn development grading an average of 0.26% copper and 4.29 g/t silver. Leaching was still very pronounced at that depth. Over the 61 m section, overall grades varied between <.01%-0.84% Cu, <.01 g/t-0.22 g/t Au, <0.1 g/t-35.9 g/t Ag, and, <.01%-0.29% Zinc. As shown in Figure 6.2, all metal grades were on an increased trend towards the end of the sampling section where sampling was halted due to a partial collapse of the adit. The increasing trend, mostly in precious metals, is consistent with surface data along the section where higher gold and silver grades were low on the eastern margin of the intrusion and higher at its western margin.

Mineralized Sediments.

The host volcano-sedimentary sequence is locally known to carry significant grades of copper mineralization to a distance of up to 150 m away form the main intrusion in the Main Zone. At surface, this is mostly seen as networks of mm to cm sized chrysocolla/azurite filled fractures in altered quartzose sediments and volcanic rocks (andesites). The 'sediment hosted' component of the mineralization is known mostly from the 1997 drilling program which was focused away from the intrusion itself.

It is rarely seen well preserved at surface due to intense leaching but can be observed behind the camp site in the Main Zone as well as in the 2001 "Area 1" trench where a 25 m section was sampled along a road cut/trench and graded 0.92% copper, 0.01 g/t gold, 1.5 g/t silver. Further definition of this component of the mineralized package will be crucial at the next drill stage as it could contribute a significant amount of material to the mineralized skarns and intrusions.


Sketch geological profile, Guggenheim adit (east to west)
40 m
100 m
Andesite dykes
(Post-Mineral)
150 m
Dyke
190 m
Volcano-Sedimentary Sequence
Adit
Collapse
Copper (ppm)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance
Silver (ppm)
50
45
40
35
30
25
20
15
10
5
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance
Gold (ppm)
0.5
0.4
0.3
0.2
0.1
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance
Zinc (ppm)
5000
4000
3000
2000
1000
0
39 49 59 69 79 87 97 105 115 123 131 135 140 144 149 153 158 163 167 172 176 181 185 189
sample mid-point (m) from adit entrance

Figure 6.2-Guggenheim Adit Assay Data

Surface Alteration

The data obtained to date is dominated by strongly altered facies of the mineralization due to pervasive surface weathering. A review of drill logs from the 1997 drilling program indicates that strong alteration is still present within the skarns at a depth of 93 m from surface (drill hole # 97-8) although fresh sulphides are also noted at depth.

The Guggenheim adit cuts through the eastern skarn zone under the central part of the Main Zone and part of the mineralized QFP where mapping and sampling were stopped due to a partial adit collapse. Previous samples of sulphide rich skarn mineralization from dumps of the working have returned grades of 0.33 g/t-0.42 g/t Au, 25 ppm-31 ppm Ag and 2.23%-2.47% copper. It is interpreted that this material came form the western skarn zone which was not accessed during 2003. Mapping and sampling in the Guggenheim adit outlined the fact that very significant oxidation and metal migration is still occurring on the property at the level of the adit, some 50 m below the lowest surface outcrops of the Main zone and approximately 150 m laterally from the surrounding ridge tops. Continued metal re-mobilization is evidenced by primary sulphide destruction in the material at depth and the re-deposition as adit wall coatings of secondary copper and zinc minerals such as malachite, azurite, chrysocolla, hydrozincite and hemimorphite. Thick crusts of these secondary copper and zinc oxide minerals had to be removed from the walls to allow for the sampling of the partially leached substrate which included mineralized QFP and weak to strong endoskarn zones. Zones of coarse, strong endoskarn development, although showing the highest metal grades (samples # 24916 and 24917, respectively grading 0.51% and 0.35% Cu, 0.14 g/t and 0.22 g/t Au as well as 17 g/t and 35.9 g/t Ag), were strongly altered with up to 20%-30% total porosity after leached sulphides.

System Cross-section.

Data from the 2001 surface and August 2003 underground programs was correlated and used to draw an interpretative cross section through the southern part of the Main Zone at Bahuerachi. This section was created in order to provide an estimate of the target size and potential grades in this better exposed part of the mineralized system (Figure 6.3). Based on underground work and field data, the large limestone block shown on the plan maps for the Main Zone in this area is interpreted to be a roof pendant on top of the otherwise continuous intrusion. The mineralized QFP itself in this area is interpreted to have a minimum width of some 175 meters. Sampling to date along the section at surface and depth indicate somewhat consistent copper distribution while gold and silver mineralization appears to increase at the western margin of the intrusion. As an early indication of overall grade potential through the system, the weighted averaged linear meter basis for three sections through the intrusion in this area grade 0.59% Cu, 0.15 g/t Au, 15.14 g/t Ag and 0.18% Zn (over 160 m (linear) of sampling, including 2001 Areas 4 and 5 and the 2033 underground sampling data). The calculation of average grade in this section excludes the Area 3, high grade gold section (14 m @ 9.99 g/t Au) as it appears spatially related to the limestone body.


0 250 500
Meters
NORTH
Section line
Projection area
MAIN ZONE
PLAN MAP
and
Section Location


East
West
14 meters @ 9.99 g/t Au, 0.11 % Cu, 8.57 g/t Ag and 7.96% Zn
LST
SEDS
69 meters @ 0.8% Cu, 0.08 g/t Au
15.74 g/t Ag, 0.35% Zn (2001)
30 meters @ 0.80% Cu, 0.56 g/t Au
35.8 g/t Ag, 0.15% Zn (2001)
61 meters @ 0.26% Cu, 4.29 g/t Ag
SEDS
Adit
Not sampled to date
?
12 meters @ 0.26% Cu,
3.54 g/t Ag
Partial adit collapse,
end of 2003 sampling
last two 1 meter sections grading
0.51% Cu, 17 g/t Ag, 0.14 g/t au and
0.37% Cu, 0.22 g/t Au and 35.9 g/t Ag
QFP
SCALE
0 50m

Figure 6.3-East-West Interpretive Cross-section

Figure 6.3 is a cartoon sketch through the southern portion of the Bahuerachi Main Zone intrusion/skarn system. The limestone unit is interpreted to be a roof pendant in this section. The mineralized intrusion is interpreted/projected to be on the order of roughly 180 with 12 additional meters of mineralization outside the main contact (transition/contact zone) to the east and indications of mineralization in the sediments to the west (up to 150 m from contact) through surface work and previous drilling.

Insufficient systematic sampling and lack of drilling do not allow for an estimate of the economic potential of the main intrusion at this time. Surface mapping, sampling and initial drilling to date do support the interpretation that a significant portion of the main intrusive QFP body, its associated

endoskarns and exoskarns as well as the host sediments carry copper+/-gold (Ag, Zn) mineralization with grades consistent with active mining operations in porphyry-style settings elsewhere. The significant size of the Main Zone intrusion, as well as the presence of other similar intrusions on the property are clear indications that the size potential requirements for a low grade copper-gold bulk tonnage deposit in addition to the high grade skarn zones may be met with further exploration at Bahuerachi.

Due to the somewhat erratic distribution of grade information at this time, largely as a function of the project's grassroots nature and lack of drilling, zoning in the system remains undefined. The presence of a richer, remobilized near-surface oxide blanket remains a valid exploration hypothesis, as well as the possible presence at relatively shallow levels of a higher grade porphyry core.

Mina Mexicana (Cu-Au)

The Mina Mexicana showings (Mina Mexicana and Smelter zones) consist predominantly of garnet dominated skarns with local magnetite-hematite associated with an altered dacitic (QFP) intrusion of unknown extent. At this time, three showings have been systematically evaluated where exposure permitted adequate mapping and sampling. Exposure is relatively poor between the areas sampled but geological continuity can be reasonably established and grab sampling of exposed mineralization between and beyond the showings confirm potential continuity in mineralization.

The three showings outline a significant system of endoskarns and exoskarns over a minimum inferred strike length of 400 m. Minimum interpreted true widths of mineralization vary between 6 m-25 m where exposed. The system trends roughly north-west as identified to date. Historical grab sampling of similar mineralization along strike of the showings to the north may be interpreted to outline the zone over 550 m and the similarities between the Mina Mexicana mineralization and the geological context at the Main Zone highlight the strong probability that this system will be shown to be connected with the Main Zone mineralization with additional work.

Grades in outcrops which have been sampled to date average 1.3%, 0.99% and 1.66 % copper over 25 m, 12 m and 6 m of minimum interpreted true widths. Average gold grades for the sections seem slightly higher than the average grades within the Main Zone skarns and grade 0.16 g/t, 0.2 g/t and 0.23 g/t for the 25 m, 12 m and 6 m sections respectively.

Further work on the Mina Mexicana showings should focus on outlining the possible continuity of mineralization between the known exposures and the Main Zone by mechanized trenching.

Colome (Cu-Au)

The Colome area is located approximately 2.2 km from the northernmost edge of the Main Zone mapped area. It consists of multiple zones of strong garnet-dominated skarn mineralization in limy sediments and limestones associated with an altered dacitic QFP body of unknown extent or geometry. The QFP exhibits sheeted quartz veining similar to what is observed at the Main Zone. Post mineralization rhyolite dykes cut all units. Magnetite-specular hematite skarns are known to occur just north of the Colome showings. Barite is also known to occur locally within the skarns as bladed crystal aggregates.

Historical mining occurred in this area as evidenced by the presence of shafts and adits within structurally controlled high-grade copper oxide skarn mineralization within limestone units as well as by the presence of numerous slag piles from blast furnaces.

An 18 m (linear) composite section reported by McHale in 1997 reportedly graded 1.38% copper, 0.042 g/t gold and 6.5 g/t silver. A one day visit in 2001 was used to map out the geology of the area as well as to obtain representative samples of skarn occurrences. No systematic sampling has yet been carried out on the mineralized zones. Skarn mineralization was found to range in grades from 0.03%-1.47% copper with

traces of low-grade, but anomalous gold (0.13 g/t). Mapped skarn outcrops extend over a minimum length of 130 m in length by widths ranging between 15 m to 60 m over the mapped area. Thin (1 m to 2 m) zones of high grade replacement within recrystallized limestones returned values of 0.35% to 2.57% copper in grab samples.

Mapping and sampling to date has been hampered by the long access time to this area of the property (+/- 5 hours walking time for the return trip) as well as steep topography to the south and east of the mapped area. The Colome showings are nevertheless very significant as the mineralization is similar, and on strike to the north east, to that of the Main Zone. Potential continuity of the Main Zone and Colome mineralization will eventually have to be verified through further mapping and sampling between the two areas. The Colome showings remain open in all directions.

Los Alisos (Au-Ag)

The Los Alisos area is located some 1,200 m to the east-north-east of the Main Zone and topographically higher by roughly 300 m. The core of the mineralized zone as it known to date is located some 100 m from the access road to the Main Zone. Prospecting programs have been carried out intermittently on this zone since 1996 and enough mapping and sampling has been carried out to date to consider the prospect drill ready. The system has never previously been trenched or drilled.

The Los Alisos system consists of a broad epithermal quartz stockwork-breccia zone hosted in sediments and andesitic volcanic/volcaniclastic rocks. The core zone of strong brecciation/veining/silicification has been mapped over 150 m in length by 60 m in width. A broader area of alteration and mineralization roughly 500 m in length by 150 m in width has been outlined around the core zone. Float consisting of coarse, vuggy, crystal-lined vein material has been found along strike of the known areas for over 800 m in a north-south direction without having been traced to source, outlining potential to significantly increase the size of the Los Alisos occurrence with further work.

Exposure is generally poor but locally fair to excellent. The core area of veining seems truncated to the north by an east-west trending fault although similar veins and weaker alteration is present to the north of the fault zone.

In one instance where outcrop permitted for a representative section to be properly sampled, a composite value of 3.15 g/t gold and 19 g/t silver across a minimum interpreted true width of 21 m was obtained. Only the resistant siliceous portions of the system could properly be sampled while the lower grade silica-clay altered portion of the system did not produce suitable material for representative sampling due to recessive weathering. Samples of quartz veins or silicified/clay altered host rock along strike of this showing confirmed that gold and silver values are widespread in the system. Historical grab samples in this area have returned grades of up to 7.2 g/t gold, 200 g/t silver, 10.70% zinc and 10% lead.

The Los Alisos occurrence is believed to represent a telethermal/epithermal phase of an intrusion driven system similar to the one seen at the Main Zone. This would imply the presence of a buried intrusion and the flow of hydrothermal fluids along deep north-south faults. Intense brecciation and quartz vein emplacement indicate that the Los Alisos system is exposed at the boiling level.

Epithermal style gold-silver mineralization is recognized at Los Alisos on the Property as well as at San Marcos (described below). Other showings near the property include Marissa, Gustavo Baz, a number of unexplored showings to the east of the property as well as the historical Lluvia De Oro mine with a recorded production of 100,000 t grading 90 g/t gold and 850 g/t silver. The Lluvia De Oro mine is located roughly 5 km south of the southern Property boundary. Historical mining has focused on mineralized, silicified breccias and fault controlled replacement zones ("chimneys" and "mantos") within a thick limestone sequence.

Glamis gold's El Sauzal deposit, presently at the feasibility stage, is located 25 km to the east of the Property, in tertiary volcanic rocks. Resources at El Sauzal are expected to exceed 3 Moz gold.

The high number and widespread nature of gold occurrences in the area, although at a very early stage in most cases, outline the fact that significant mineralizing events took place at or near the Bahuerachi Property. Although the Los Alisos system is not the primary exploration target at this time, there is potential to develop a significant gold-silver exploration target outside of the Main Zone.

San Juan (Ag, Pb, Zn)

The San Juan occurrence was visited, mapped and sampled in 2001. The occurrence is marked by a claim monument as well as an adit which extends for some 29 m into the hill side along a dacite (QFP) dyke in contact with coarsely recrystallized, partially silicified and mineralized limestones. Mineralization consists of coarse, locally spectacular galena and sphalerite crystals and crystal aggregates in a coarsely crystalline calcite matrix.

Grades in grab and chip samples at this CRD style occurrence varied between 15 ppb-225 ppb gold, 25 ppm-1,655 ppm copper, 1 g/t-151 g/t silver, 0%-24% lead and 0%-20% zinc.

The association of mineralization with a dacitic dyke similar to that of the Main Zone as well as with rhyolite dykes indicate that the same styles of controls exist over mineralization in this area which is located some 1.25 km east-southeast of the southern extension of the Main Zone. The extent or geometry of the San Juan occurrence has not yet been determined due to poor access and steep topography.

San Marcos (Cu, Au, Ag, Zn, Pb)

The San Marcos occurrence, located in the south eastern portion of the claim block, was visited during a one day trip in 1998. Mineralization is exposed through old workings that consist of one adit extending 30 m into coarsely recrystallized limestones with coarse (2 cm-3 cm) disseminated chalcopyrite +/- galena and minor sphalerite blebs and a second, topographically higher, area of underground working excavating a cave some 15 m in length, 2 m-9 m in widths and 1.5 m-4 m in height.

Mineralization within the upper workings consists of epithermal style quart veining and silica replacement of carbonates, and limy sediments. Sulphides minerals are dominantly fresh and consist of chalcopyrite +/- bornite, sphalerite, galena and pyrite. The long axis of the upper underground workings clearly follows an important N-S, subvertical fault structure. Mineralized float and boulders continue in all directions at surface from the area of workings but exposure is extremely poor. The size, size potential, geometry or average grades of mineralization in this occurrence has not yet been determined due to lack of exposure, steep topography and long access time required by foot.

Grab samples of mineralization from within the workings returned grades varying between 0.01 to 2.43 g/t gold, 10.8 g/t-666.10 g/t silver, 0.02%-3.64 % copper, 0%-2.16% lead and 0%-0.14% zinc.

Within the context of other showings known on the property, San Marcos displays attributes of both the San Juan CRD style mineralization found roughly 1.25 km to the north west and the Los Alisos epithermal occurrence located east of the Main Zone. This could be the result of two superimposed mineralizing events such as skarn formation overprinted by the introduction of hydrothermal fluids along structural pathways.

Although there is no data available at this time between the San Marcos and San Juan showings, similarities between the two systems warrants further investigation to determine the level of possible continuity between the showings.

Cuesta Colorada (Cu, Au, Ag, Zn, Pb)

The Cuesta Colorada occurrence is a showing located slightly south of the Bahuerachi Property boundary line, but is associated with a feature (intrusive contact) extending into the south west portion of the property.

Mineralization is found in a few shallow adits and glory holes at or near the contact between an altered dacitic intrusion (QFP) and limestones. The contact has been traced in outcrop/subcrop over 300 meters and can be inferred with a fair degree of certainly to be at least 2 Km in length. Mineralized float can be found at surface over the length of the mapped contact but sampling was only conducted on sections exposed within the shallow workings. Intense fracturing and silicification of limestones occur the west of the contact for at least 50 meters near the workings and host rocks appear as a quartz rich coarse breccia (80% silica) with local fresh clasts of the protolith (limestone and andesite). Quartz crystal lined open vugs are common indicating a strong and extensive hydrothermal overprint near the intrusive contact.

Grab samples of mineralization from within the workings and the silicified host rocks away from the contact returned grades varying between 0.09 g/t-0.74 g/t gold, 28.7 g/t-370.2 g/t silver, 0.09%-1.78 % copper, 0.47%-2.96% lead and 1.87%-19.96% zinc. Limited amount of work to date has not allowed for the determination of the area's size, geometry or potential. The association of mineralization with another significant dacitic intrusion in the south west part of the property is important as it highlights the presence of other mineralized systems genetically similar (and possibly related) to that of the Main Zone located 1.8 km to the east-north east. The north-south contact outlined in this area is located roughly 1 km to the south of the Los Alisos hydrothermal system. The predominantly hydrothermal signature of the mineralization seen at San Juan could therefore conceptually be related to the Los Alisos mineralized system.

Other Showings

Numerous other mineralized showings, both of skarn type copper and hydrothermal gold-silver dominated mineralization have been summarily sampled on the property, mostly in the western and northwestern parts of the property. Significant historical underground mining activity is rumored to have been conducted at or near the village of Bahuerachi and significant amounts of slag material from blast furnace activity is evident in the village itself.

In most cases to date, surface exposure outside of the known zones has been very poor due to rubble covered surfaces, scraggly vegetation, extreme surface weathering and often steep topography. As seen during the 2001 mechanized trenching program, significant zones of mineralization may not be adequately represented at surface without creating proper exposures. Numerous areas, including the north and south extensions of the Main Zone will need to be trenched further where good indications of further potential exist at this time.

It is suggested that all of the mineralized occurrences and deposits can be related to a single large porphyry-epithermal system.

(vi) Exploration

Regional Stream Sediment and Soil Geochemical Data

Full data sets for three reconnaissance style stream and soil survey that were carried from 1995 to 1999 are available in the company files. A full report and description of methodology for the 1995 stream sediment survey is not available but it is the only survey that covered the whole property on a wide pass.

The 1997 stream sediment sampling occurred around the Main Zone and samples were described as sieved in the field with analyses on the –80 mesh material.

Both stream sediment surveys outline a broad anomalous areas now known to correspond with the Main Zone but highly anomalous values in the 100 ppm-500 ppm Cu and >500 ppm Cu range are observed to the east of the mapped areas with no recognized source to date.

A regional pass soil sediment survey was carried out by a third party group in 1999. This data was subsequently made available to the joint-venture and was plotted over topography and known geology. A total of 256 samples were collected and analyzed over and around the area of the Main Zone, mostly along ridge traverses. The data, when plotted over known geology to date, shows an excellent correlation of >500 ppm Cu anomalies over the Main Zone as well as highlights open areas of highly anomalous values to the north and south of the area mapped suggesting probable extensions to the Main Zone. A distinct cluster of high (>500 ppm Cu) values to the immediate north-northwest of the Main Zone warrants further work. Anomalous soil geochemical data (>100 ppm Cu) describe a broad corridor roughly 2.8 km in length (open to north and south) by 1.5 km in width, centered on the Main Zone and the corresponding stream sediment anomalies east of the Main Zone.

Previous Drilling

An 18 hole (1,509 m) diamond drilling program was conducted under previous management on the central part of the property's Main Zone.

A sketch map of the drill hole locations areas plotted on the 2001 geology map (Figure 7.1). The drill hole data from that program is summarized in Table 7.1 (following). The 2001 surface program led present management to conclude that previous drilling did not adequately test the mineralized zones known at surface to a degree where accurate true width and grade predictions could be made for the various drill section. The two most significant weaknesses of the 1997 drilling include significant core loss through mineralized intervals as well as improper drill hole angles and orientations.

BEST AVAILABLE COPY


0
250
500
Meters
NORTH
X
97-9
97-5
97-6
97-8
97-1
97-3
97-12
MAIN ZONE
GEOLOGICAL SKETCH
MAP
LEGEND
Quartz Feldspar Porphyry (QFP)
Endo and Exo skarn
Andesites flows and sediments
Limestones
Late cross cutting intrusions (dykes)
1997 DRILLING
LEGEND
DDH COLLAR
Hole with no significant intersection
Hole with at least one intersection over 5 meters grading above 0.5% Cu
Hole with at least one intersection over 5 meters grading above 1.0% Cu
97-8 Drill Hole Number

Figure 7.1-1997 Drilling

Table 7.1-1997 Drill Hole Data Summary

DRILL HOLE DATA				MINERALIZATION (sections above 0.50% copper in bold)			
Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
T-97-1	41.46		-90	**0.60**	**25.30**	**24.70**	**1.63**
				37.25	**40.55**	3.30	**0.97**
T-97-1-A	116.77		-90	**0.60**	**26.00**	**25.40**	**1.42**
				36.60	**57.32**	**20.72**	**1.10**
T-97-2	101.52		-90	**23.12**	**59.60**	**36.48**	**0.80**
				59.60	69.38	9.78	0.36
T-97-3	101.52		-90	**22.86**	**51.21**	**28.35**	**0.63**
				51.21	67.99	16.78	0.25
				95.02	**95.59**	**0.57**	**1.81**
T-97-4	89.33		-90	**5.00**	**21.34**	**16.34**	**1.04**
				55.79	62.80	7.01	0.40
T-97-5	101.52		-90	28.79	41.16	12.37	0.16
				77.13	96.95	19.82	0.12
T-97-6	101.52		-90	29.12	42.07	12.95	0.37
				42.07	**66.16**	**24.09**	**0.63**
				66.16	86.28	20.12	0.30
T-97-7	101.52		-90	**35.98**	**74.08**	**38.10**	**0.90**
				74.08	98.48	24.40	0.39
T-97-8	101.52		-90	42.07	49.70	7.63	0.27
				49.70	**60.45**	**10.75**	**1.22**
				77.13	93.29	16.16	0.45
T-97-9	101.52		-90				
T-97-10	46.65		-90	**3.96**	**12.80**	**8.84**	**1.91**
				31.40	**34.45**	**3.05**	**1.45**
T-97-11	69.82	60	-60	**1.83**	**14.33**	**12.50**	**1.39**
				14.33	21.03	6.70	0.37
				49.70	**64.63**	**14.93**	**1.40**
T-97-12	60.06	105	-50	**0.75**	**6.40**	**5.65**	**0.80**
T-97-13	27.44		-90	**0.60**	**8.54**	**7.94**	**1.42**
				18.40	27.44	9.04	0.32
T-97-14	89.33	135	-47.5	**5.49**	**16.16**	**10.67**	**1.40**
				40.44	**50.45**	**10.01**	**0.58**
				50.45	53.35	2.90	0.12
				53.35	60.22	6.87	0.47
T-97-15	55.79	200	-70	0.60	3.96	3.36	0.36
				49.39	**55.79**	**6.40**	**0.87**
T-97-16	101.52		-90	23.00	31.40	8.40	0.29
				31.40	54.00	22.60	0.18
				54.00	62.50	8.50	0.06
				62.50	74.00	11.50	0.13

Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
				74.00	**80.18**	**6.18**	**0.54**
				80.18	92.50	12.32	0.14
				92.50	**93.60**	**1.10**	**1.34**
T-97-17	45.73		-90	0.60	26.22	25.62	0.16
				26.22	**35.98**	**9.76**	**1.26**
				35.98	45.12	9.14	0.21
T-97-18	54.88		-90	5.18	24.53	19.35	0.25
				24.53	**31.40**	**6.87**	**0.54**
				31.40	44.21	12.81	0.17

Figure 7.1 shows approximate drill collar locations over 2001 sketch geology map and 10 m topo. The 1997drilling intersected significant mineralized intervals through all units at Bahuerachi, including the Main Intrusion, it's associated endo and exo skarns as well as within the host sediments to a distance of more than 150 metres from the main intrusive body.

The 1997 drilling provided valuable information as to mineralization within the various units. What is now known to have been insufficient surface geological data at the time prevented the maximization of drilling in terms of generating true widths and grades for either the skarns or intrusions across representative sections through any portion of the mineralized system.

Valuable information generated during past drilling include positive statistics regarding overall grade potential of stockworked, mineralized altered andesite/sedimentary facies, skarn facies and mineralized intrusion(s) within the central portion of the Main Zone. Initial drilling demonstrated that mineralization is still present at depth (up to 100 m).

Interpretation of the drilling results provide some clues as to the potential grade, host rocks and extent of mineralization but that the data to date does not allow for an evaluation of the true potential present within the central part of the Main Zone or its extensions. The fact that potentially economic grades of mineralization are found over a widespread area both at surface and in drill core supports further drilling.

(vii) Sampling Methodology And Data Verification

2001 Sampling

Sampling during the 2001 program was conducted within the Main Zone as representative, continuous chip samples in 11 sections. Grab samples have been treated as point data which do not allow for true width/grade determinations.

Four sections within the Main Zone were partially re-sampled in duplicate during 2001 with one set of samples collected by a third party consultant who maintained custody of samples during the program. Comparison analysis of the assay results by the author confirms that sampling methodology was adequate during the program and that sample results are reliable for the current stage of exploration.

Estimates of minimum interpreted true widths for continuous chip sample sections was made by consensus by the three geologists involved on the project and have taken into account the following factors: geology, topography, geological controls on mineralization and degree of exposure along particular sections. Estimated true widths of mineralization as reported for the 2001 program disclosure

are generally considered by this author to be accurate to conservative.

Sample security and integrity during the field program and subsequent transport of samples to the Chemex lab facilities to Hermosillo was insured through the use of individually numbered, tamper proof plastic tags. No issues of tampering or missing tags were reported by the Hermosillo lab upon receipt of the samples from the field and samples were in the custody of Tyler personnel at all times before delivery to ALS-Chemex.

2003 Underground Sampling

Data verification for the August 2003 underground sampling program was carried out, independently, by Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. (AMCL).

Underground channel/chip samples were collected by staff from Mineras Cascabel S.A. de C.V. (a consulting/exploration services group based in Hermosillo, Mexico) and Tyler Resources Inc.. Keith McCandlish was present during the sample collection phase.

Approximately 280 m of adit was cleaned by the removal of bat guano (dry bat guano may be a significant health risk due to the presence of the histoplasmosis parasite) and permitting dammed water to freely exit. One wall of the adit was cleaned of all secondary oxide mineralization to expose a fresh face. The secondary oxides are clear evidence of continued leaching of copper and zinc minerals from the host rock.

Continuous chip samples ranging in length between 1 m-2 m were chiseled by hand from the freshly exposed wall and collected in a sample rig placed directly under the sample interval. The hard nature of the host material precluded this being considered as a true channel sample, however, in AMCL's opinion the samples were representative.

The samples were bagged, labeled, sealed and returned to the base camp. At the camp the samples were opened and logged, photographed and representative chips collected for mineral identification by J.P. Jutras. Keith McCandlish selected 11 samples from different lithologies which were then split in the field and the split re-bagged with a different field sample number. Tyler was not permitted to observe this procedure. All of the samples bags were sealed by Keith McCandlish and subsequently placed in 20 l plastic pails which were then sealed using AMCL tamper proof seals. The pails were shipped by burro to the village of La Reforma and by truck to the ALS-Chemex sample preparation facility in Hermosillo, Mexico accompanied at all times by the authors. Some plastic pails were opened and inspected by Mexican Federal Police in a routine drug inspection. Opened pails were re-sealed and all were delivered to ALS-Chemex.

At the ALS-Chemex sample preparation facility, the received samples were weighed, dried and crushed to 70% <2 mm. After riffle splitting the coarse samples were shipped to the ALS-Chemex facility in North Vancouver, British Columbia, Canada, where the samples were pulverized to 85% <75μm.

The samples were subjected to two analytical procedures: gold was determined using a 30 g fire assay fusion with an atomic absorption spectroscopic finish (Method Code Au-AA25). The samples were also subject to analysis for 34 individual elements using a single acid (*aqua regia*) digestion followed by analysis by inductively coupled plasma-atomic emission spectroscopy (Method Code ME-ICP41).

Some discrepancies in the analytical results between the original samples and the field splits were considered to be of significance, not withstanding the coarse nature of the mineralization and the crude method of field splitting (cone and quarter). Coarse rejects of the split samples were shipped from the ALS-Chemex facility in Hermosillo directly to SGS-Lakefield in Lakefield, Ontario. As well, pulp rejects of the same samples were shipped from ALS-Chemex in North Vancouver to SGS-Lakefield.

These samples were analyzed for gold using a 30 g fire assay fusion with a gravimetric finish. The remnant material was subject to a three acid digestion with analytical determination for copper, zinc, and silver by X-ray fluorescence (XRF). A multi-acid digestion was chosen since it results in a more complete digestion of the host material (particularly important given the complex mineralogy) and should result in more representative results.

As a result of this check assay program, it was determined that the discrepancies in results were due to the coarse nature of the mineralization and poor sampling technique (in terms of field splitting) rather than any problem with sample preparation or analytical method.

(viii) Mineral Processing And Metallurgical Testing

Samples from previous programs (both the surface and drilling) have been evaluated for copper and gold recovery. As neither a mineral resource nor an economic reserve has yet been delineated on the property to date, this work is considered to be of little present use as the characteristics of a potentially economic ore body have yet to be defined.

Data is available in previous reports concerning numerous SC 10 and SC 30 soluble copper analyses. These analyses were used to determine the amount of soluble copper and cobalt that could be extracted using a 10% and 30% sulphuric acid leach solution in given samples. A number of bottle roll tests and sequential copper analyses were also carried out on some of the drill cores from the 1997 program. Although of little use at this stage of exploration, the soluble copper tests carried out to date have not indicated that significant metallurgical problems should be anticipated for copper oxide recoveries at the Main Zone.

(ix) Mineral Resource And Mineral Reserve Estimates

Work to date has not outlined a mineral resource or a reserve according to currently accepted CIM guidelines.
An internal resource estimate has previously been calculated and disclosed for a portion of the Main Zone (7.3 Mt with an average grade of 0.66% copper) based on the 1997 drilling. The subsequent work, mostly the 2001 program, has demonstrated that previous drilling is unlikely to have adequately tested the mineralization as outlined at surface. Previous geological assumptions used for the construction of sections and interpretation of mineralized blocks have not been found to be validated by subsequent work. This resource estimate is not compliant with NI 43-101.

It is now believed that previous drilling and the subsequent interpretations and calculations may have significantly underestimated the true widths and grades of existing mineralized areas. As a result, future drilling on the expanded Main Zone will be conducted in such a way as to re-establish a more accurate resource based on all work conducted to date.

(x) Interpretations And Conclusions

Interpretations

Work to date has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex. Both high grade skarns and a stockworked, mineralized porphyritic intrusion of significant extent have been outlined by surface work to date on the Main Zone of the property.

The presence of mineralized outcrops over a wide topographic range along the system, relatively

numerous and extensive historical underground workings and the 1997 drilling data outline the fact that significant continuity both at depth, and, areally can be expected within the system.

The presence of mineralization similar to or potentially genetically related to that seen at the Main Zone outline ore forming processes active over an area of more than 25 km^2.

In many instances, the isolated nature of particular mineralized zones is a function of lack of data at this time. The potential exists for the Mina Mexicana, Main Zone and Colome showings to all be part of a larger complex which would span some 3.5 km in length and up to1 km in width. Several areas have been demonstrated to contain mineralization of potentially economic grade. Similarly, potential continuity between the San Juan and San Marcos occurrences as well as between the Cuesta Colorada and Los Alisos occurrences are promising exploration targets. Numerous other grassroots stage copper and gold occurrences have been identified on the property.

Conclusions

Further exploration is warranted on the property with the objective to establish a resource base within the Main Zone complex. Both the mineralized intrusions and related high grade skarns should be adequately drilled over the span of the system known to date. Drilling should be conducted to also permit the evaluation of the host volcano-sedimentary sequence. The availability of heavy equipment (bulldozer) during a drilling program should provide an excellent opportunity to extend mechanized trenching of the Main Zone to the north as well as initiate proper trenching of the East skarn body.

As in the case of many historical districts such as the Bingham Canyon area for the southwestern United States and the Grasberg district of Indonesia, further exploration may lead to the identification of a higher grade mineralized core within the intrusive complex. Mining in both these camps began with the exploitation of high grade copper +/- gold skarn systems and the lower grade bulk tonnage deposits were found subsequently as exploration in the area advanced beyond the initial targets.

(xi) Recommendations

A next phase of exploration is justified based on current data. The program's main objective should be to test the known Main Zone mineralization at depth along the known strike length as well as complete the underground work undertaken in 2003. The underground work is of paramount importance in providing a proper section through the system with the possibility of mapping the mineralized system at depth *in situ* and further establishing proper geological controls for the mineralization in the southern section.

A drill program of at least 1,800 m should be conducted on the Main Zone, targeting the mineralized intrusive complex and its associated higher grade skarns over their known surface extent and demonstrating the degree of continuity for mineralization to depths of up to 100 m in the first phase. Drill holes should be located in such a way as to collar in the host sediments, cut the marginal skarn zones and terminate within the intrusion to provide data as to grade, mineralogy and alteration of the main intrusive body at depth.

Scout drilling of the Los Alisos system (2-3 holes, 200 m) should be conducted to generate data on this target and advance this system for further drilling.

Known underground workings which are in a reasonable state (two candidates, the Guggenheim adit below the central portion of the Main Zone and an adit below area 8) should be rehabilitated, mapped and sampled prior to drilling. Underground mapping of bedding features, alteration and mineral zonation will be key to a proper interpretation of drill results. After the incomplete adit rehabilitation conducted in August 2003, it is clear that a proper underground contractor and crew will be needed to finish the adit rehabilitation program under safe conditions. Based on quotes obtained from specialized contractors

working in Mexico in this type of environment, the work is expected to take roughly two weeks to complete and cost in the vicinity of CDN$100,000.00 to complete, if conducted as part of or just prior to the drill program.

An integrated program of drilling (2,000 m), mechanized trenching, mapping, sampling, underground adit rehabilitation and evaluation should be conducted to advance the property. A 2,000 m program should establish the basic parameters within which further drilling can be conducted to outline a mineral resource. Such a program could be estimated to be completed over a 5 week period and cost in the vicinity of CDN$585,000.00.

Should the first pass drill and underground rehabilitation program produce positive results, a second phase property wide airborne geophysical survey would be recommended at that stage of exploration as a cost efficient reconnaissance exploration tool. The geology of the main mineralized zone being well constrained at this time, property wide magnetic and electromagnetic coverage is likely to provide excellent insight into the possible continuity of previously identified zones as well as outline major structures on the property. Tying in through consistent airborne signatures the Main Zone, Mina Mexicana and the Colome occurrence would indicate potential to develop additional drill targets within an area of roughly 1.7 km by 3 km. The use of radiometrics is recommended in order to evaluate the extent of known intrusive bodies as well as possible extent of potassic alteration within and around the main zones of mineralization. Airborne geophysics is considered a cost effective alternative to continued prospecting in terms of efficiently directing further mapping, trenching and possibly drilling programs.

A property wide airborne geophysical survey including magnetics, electromagnetics and radiometric survey components is expected to cost in the vicinity of CDN$194,000.00. Scheduling of such a survey is a function of aircraft and system availability within Mexico. Although the airborne data is not required for the drilling program, in ideal circumstances the survey would be conducted before drilling began or concurrently with it to aid during trenching as well as to reduce some of the logistical costs. Logistical costs for the survey were budgeted with a 4 day survey schedule. A 400 line km survey could conceptually be completed with one day of flying but extreme topography over parts of the survey area and rapidly changing weather patterns at higher elevations dictate prudent scheduling and associated budgeting.

In view of the mineralization known at surface to date on the property on the Main Zone as well as the potential represented by other mineralized zones at Bahuerachi, the two phase program outlined in this report is considered technically justified at this time. The objectives of the program are to test the Main Zone mineralization along strike and at depth to adequately define the overall scope of the copper-gold potential of the Main Mineralized zone, expand the Main Zone by mechanized trenching and provide insight into economic potential for the Los Alisos gold silver epithermal system. Should the objectives of the program be met by confirming grades over potentially economic grades and widths in drilling, the project will require further drilling to establish an initial mineral resource.

(xii) Dollar Amounts Expended on Exploration and Development Expenditures in the last two completed Financial Years.

During the most recently completed financial year (July 31, 2003), exploration and development expenditures amounted to $22,319 (2002 - $31,716) and consisted of taxes, property payments and geological consulting costs.

OTHER PROPERTIES

Carat Property, Northwest Territories

(i) Location, Size and Net Interest

The Carat Property consists of 46 mineral claims, totalling 94,364 acres. The property lies within the Lac de Gras diamond camp and is located 340 kilometres north of Yellowknife, and 35 kilometres north of the Ekati diamond mine, which commenced production in October, 1998.

Effective January 1, 2003, Tyler had a 30% interest into the Carat Property in joint venture with Diamondex Resources Ltd. A small work program was proposed for 2004 by Diamondex, the Joint Venture Operator, to which Tyler elected not to participate, accordingly, Tyler's interest into the Property in expected to decrease marginally at year end.

The Issuer is presently in discussion with a number of industry groups with regards to farming out or selling its various diamond holdings.

(ii) Known Reserves

There are no known ore reserves on the Carat Property.

(iii) Summary of Exploration and Development Results

The Carat Property was staked in January 1992. The Issuer conducted exploration on the property primarily during the 1992, 1993 and 1994 fiscal years with limited exploration in fiscal 1995 to 1999. These exploration activities consisted of airborne and ground geophysical surveys and reconnaissance style indicator mineral bulk till sampling. Several widespread individual sample sites have returned kimberlite indicator mineral populations, all of which warrant follow up.

During the summer of 1998 Winspear conducted exploration on the Carat claims. The work consisted of airborne geophysics, bulk till sampling, and geological mapping. A high resolution DIGHEMV airborne geophysical survey was completed over the entire Carat property with flight line spacing of 100 metres. A total of 4,201 line kilometers were surveyed over the property. The processing and interpretation of the data collected have defined 49 anomalies.

A total of 395 till samples were collected in two phases from the property during the summer of 1998. These samples were processed and analyzed during the winter months. Thirty-four of the sample sites returned anomalous kimberlite indicator mineral results.

A second till sampling program was undertaken in August 1999. These samples were collected to detail areas that gave positive results in the 1998 till sampling program. A total of 142 samples were collected, of which 8 samples provided positive indicator results.

During the first quarter of 2000 Diamondex conducted ground geophysical over three targets as defined by airborne geophysics. The ground geophysical surveys consisted of a detail magnetic survey, horizontal loop electromagnetic survey, and a ground penetrating radar survey. Upon completion of the ground geophysical surveys Diamondex tested by diamond drilling one target. No kimberlite was intersected.

During the 2001 field season, Diamondex conducted ground geophysical surveys over 28 anomalies and diamond drilled 10 of these targets. One drill test resulted in the discovery of the new kimberlite, CT-55. The new kimberlite has been tested with eight diamond drill holes. Approximately 198 till samples were collected throughout the Carat block in 2001.

Caustic fusion analysis of a total of 242 kilograms of crater facies kimberlitic material resulted in the recovery of 2 micro-diamonds, confirming the diamondiferous nature of the kimberlite.

Diamondex has spent approximately $2,800,000 on the Carat property to date.

(iv) Dollar Amounts Expended on Exploration and Development Expenditures in the last two completed Financial Years.

During the year ended July 31, 2003, the Issuer incurred exploration and development expenditures of $32,465 consisting primarily of geological consulting costs. In addition, the company incurred $247,949 on legal costs associated with an arbitration hearing wherein the Company sought to recover joint venture over-explenditures. The company received $273,226 subsequent to year-end as an award for over-expenditures plus interest. Further the company was awarded costs which at this time are of an indeterminate amount.

During the year ended July 31, 2002, the Issuer incurred exploration and development expenditures of $390,592 which consisted primarily of drilling and related costs.

Kelsey Property, Northwest Territories

(i) Location, Size and Net Interest

The Kelsey Property is located in the Walmsley Lake area of the Lac de Gras diamond camp, approximately 295 kilometres northeast of Yellowknife. The Kelsey property was acquired by staking in 1999.

On February 17, 2000 the Issuer entered into an option agreement with Diamondex whereby Diamondex could earn an initial 60% interest in the Kelsey Property by making aggregate payments of $40,000 cash prior to December 31, 2001, making aggregate payments totaling 200,000 Diamondex shares prior to December 31, 2001, and by incurring at least $825,594 in exploration expenditures on the property prior to February 23, 2001. In accordance with the February 17, 2000 agreement, Diamondex has a second option to increase its interest to 70% by incurring at least $2,000,000 in cumulative exploration expenditures by December 31, 2003.

On December 13, 2001, Diamondex notified the Issuer that it had completed its earn-in requirements for a 60% interest in the Property and advised Tyler that it did not elect to pursue the second option. A 60/40% Joint Venture was therefore formed upon receipt of the notice of exercise of the first option. Effective January 1, 2003, Tyler had a 40% interest into the Kelsey Property. A small work program was proposed for 2004 by Diamondex, the Joint Venture Operator, to which Tyler elected not to participate, accordingly, Tyler's interest into the Property is expected to decrease marginally at year-end.

The Issuer is presently in discussion with a number of industry groups with regards to farming out or selling its various diamond holdings.

(ii) Known Reserves

There are no known ore reserves on the Kelsey Lake Property.

(iii) Summary of Exploration and Development Results

The Kelsey Property was staked in March, 1999. During fiscal 2000 Diamondex conducted exploration on Kelsey property which consisted of helicopter airborne geophysical survey, surficial mapping, geological mapping, and indicator mineral bulk till sampling. A total of 8,570 line kilometers of geophysical survey were completed and 709 till samples were collected from throughout the property.

During 2001, Diamondex conducted 15 ground geophysical surveys and collected 129 regional till samples. Two anomalies were drill tested in 2001. No kimberlite was intersected.

No ground work was done in 2002. During 2003, Diamondex conducted a further 7 ground geophysical surveys on the Property.

(iv) Dollar Amounts Expended on Exploration and Development Expenditures in the last two completed Financial Years.

During the year ended July 31, 2003, the Issuer incurred exploration and development expenditures of \$2,020 which consisted primarily of property maintenance costs.

During the year ended July 31, 2002, the Issuer incurred \$1,687 in exploration expenditures and received option payments valued at \$62,500.

Keni Property, Northwest Territories

(i) Location, Size and Net Interest

The Keni Property consists of 49 mineral claims, totaling 111,174.64 acres. The property lies within the Coronation Gulf diamond district and is located 500 kilometres north of Yellowknife, and 250 kilometres north of the Ekati diamond mine, which commenced production in October 1998.

The Issuer is presently in discussion with a number of industry groups with regards to farming out or selling its various diamond holdings.

(ii) Known Reserves

There are no known ore reserves on the Keni Property.

(iii) Summary of Exploration and Development Results

The Keni Property was staked in November 2001.

During the spring of 2002 Tyler conducted exploration on the Keni block, which consisted of airborne geophysics. Fugro Airborne Surveys flew an airborne geophysical survey over the Keni Property in April of 2002. The survey program took place from April 3 to April 15, 2002 and was staged out of the Keni camp. A Tyler geologist was on site throughout the survey to ensure quality data acquisition.

The information collected during the survey was total field magnetic and multi-frequency electromagnetic data. The survey was flown with 100m spaced lines oriented east west with a bird height of 30 meters. A total of 4738 line-kilometers of data were collected in the course of the survey.

Review and interpretation of the data by Tyler geological and Fugro geophysical staff has lead to the identification of well over 70 geophysical anomalies situated on the Keni Property.

Tyler geological staff has outlined thirty-seven geophysical anomalies that display kimberlite-like responses. Eighteen of these anomalies are ranked as priority targets. Of the Tyler selected targets, twenty-six are land based and 11 are located within lakes.

Fugro geophysical staff have identified in excess of 40 geophysical targets as possible sites for kimberlite intrusion. Of the Fugro picks, 16 are considered priority with approximately half of all of the Fugro anomalies being located on land.

The 2002 summer exploration program was designed to directly examine numerous ground based

geophysical anomalies, prospect and regionally map the geology of the Keni Block, and finally, take regional till samples across the property. The program commenced July 10 and was completed on July 19, 2002.

Forty-one different land based anomalies and areas of geological interest were directly inspected and prospected during the summer program. Due to the abundant and laterally extensive outcrop on the Keni Property, observed outcrop explained many of the geophysical anomalies. However, six land based priority targets were not explained as they were not visible in outcrop due to either overburden cover in topographical lows or several were located beneath eskers.

Regional mapping and prospecting was also conducted in areas of the Property that were selected on the basis of their geophysical response. The regional work was done to correlate the bedrock geology with the various geophysical responses observed in the Fugro survey data.

A total of 86 till samples were collected in a two-day period. The samples were processed at the Saskatchewan Research Council's facility. One sample returned a positive result as a single chromite grain was recovered. Due to the paucity of indicators in till samples the first round of drill targets will be selected on the merits of their geophysical responses.

(iv) Dollar Amounts Expended on Exploration and Development Expenditures in the last two completed Financial Years.

In the year ended July 31, 2003, the Issuer incurred $16,478 of exploration expenditures, primarily pertaining to geochemical analysis. Further the Company received $22,500 for the sale of its share of the Keni camp. Camp costs exceeded recoveries and this excess of $17,790 was written-off in the year.

In the year ended July 31, 2002, the Issuer incurred $227,505 of exploration expenditures, primarily of a geophysical nature.

Weedy Lake Property, Saskatchewan

(i) Location, Size and Net Interest

The Weedy Lake Property had been a lease, however, it was restaked as a claim in 1999 and the claims will expire in approximately nine years without further exploration work. Annual assessment work of $11,925 is required, however an excess expenditure credit of $240,000 is available to be applied against this obligation.

The Issuer acquired its interest in the Weedy Lake Property pursuant to an option and joint venture agreement with CDG. The Issuer has incurred a total of $2,000,000 in exploration expenditures to earn a total interest of 50.1%. As at July 31, 2003 the joint venture interests in the Weedy Lake Property were as follows:

Name of Participant	Interest
Issuer	50.1% *
Golden Band Resources Inc.	49.9%
TOTAL	100.0%

* During the year ended July 31, 2002, the Issuer entered into an option agreement with Golden Band Resources Inc. ("Golden Band"), whereby Golden Band can earn 50% of the Issuer's interest in the property (a 25.05% interest). In order to earn the interest, Golden Band must incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over the four years ending December 31, 2005.

(ii) Known Reserves

There are no known ore reserves on the Weedy Lake Property. Historical work has outlined a mineralized zone containing 681,217 tonnes grading 10.11 g/t gold which is reported as an inferred mineral resource by partner Golden Band.

(iii) Summary of Exploration and Development Results

On October 1, 1986, the Issuer entered into an option and joint venture agreement (the "JVA") with CDG which had participated in exploration activities on the Weedy Lake Property since 1980. During the period 1986 to 1990, the Issuer drilled a total of 88 holes (for a total of 15,532 metres (50,959 feet)) on the Weedy Lake Property. No exploration programs were carried out during the period 1990 to September 30, 1995. During fiscal 1996, the Issuer carried out a two phase diamond drill program in which it drilled an additional 57 holes. The purpose of the program was to complete the evaluation of the previously defined gold mineralization and to generate the information necessary to determine whether or not economic levels of mineralization were present to consider an underground exploration program. During fiscal 1997, a re-compilation and re-interpretation of all diamond drill hole data was undertaken. No work was carried out in the period of 1998 to 2002.

In 2002 and 2003, Golden Band conducted some till sampling on the Property and recompiled historical data in order to generate new exploration targets.

(iv) Dollar Amounts Expended on Exploration and Development Expenditures in the last two completed Financial Years.

During the year ended July 31, 2003, the Issuer incurred negligible exploration and development expenditures.

During the year ended July 31, 2002, the Issuer incurred negligible exploration and development expenditures.

Business in General

(i) Competitive Conditions

Significant competition exists for mineral exploration opportunities. As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than the Issuer, the Issuer may be unable to acquire rights to exploit additional attractive exploration properties on terms it considers acceptable.

(ii) Research and Development Expenditures

The Issuer is not in the research and development business.

(iii) Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the Issuer's knowledge, it is in compliance with all environmental laws and regulations in effect in Mexico, the Northwest Territories and Saskatchewan.

Federal requirements are administered by Environment Canada; Fisheries and Oceans; the Department of Indian Affairs and Northern Development and Transport Canada. Environmental laws and regulations that have a potential impact on the Issuer's properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish. Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

Territorial requirements are administered by the Departments of Education, Culture and Employment; Renewable Resources, Transportation and Safety and Public Services. Laws and regulations that might impact the Issuer's properties include those that protect heritage resources, wildlife, the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

Saskatchewan provincial requirements are administered by Saskatchewan Environmental Resource Management; Environmental Protection Branch. Environmental laws and regulations that have a potential impact on the Issuer's properties include those that protect air quality, water quality, archaeological sites, migratory birds, animals, marine mammals and fish. Other important laws and regulations are those that regulate mine developmental land use, water use and disposal, release of contaminants, water spills, spill response, the transport of dangerous goods and the maintenance of navigable channels.

(iv) Number of Employees

As of July 31, 2003, the Issuer had no employees. Certain professional, administrative and geological services are provided to the Issuer by independent contractors, including corporations and/or individuals who may be officers or directors of the Issuer.

(v) Risks Associated with Foreign Operations

The Issuer has operations in Mexico. Although this country has been politically stable in recent ears, democratic institutions are not as established as they are in North America or Western Europe. This relative immaturity may lead to such things as rapid currency exchange rates, material shifts in governmental policies and labour unrest. See Foreign Government Risks on page 5 for further details.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

(1) Set forth below is certain financial data for the Issuer for the last five completed financial years:

		2003	2002	2001	2000	1999
(a)	Interest and other income	$10,602	$20,934	$22,451	$3,777	$26,534
(b)	Income or (loss) before discontinued operations and extraordinary items: (i) in total (ii) on a per share basis (iii) on a diluted per share basis	 (133,904) (0.00) (0.00)	 (1,582,112) (0.05) (0.05)	 (15,132) (0.00) (0.00)	 (797,268) (0.03) (0.03)	 (5,362) (0.00) (0.00)
(c)	Net income or (loss): (i) in total (ii) on a per share basis (iii) on a diluted per share basis	 (133,904) (0.00) (0.00)	 (1,582,112) (0.05) (0.05)	 (15,132) (0.00) (0.00)	 (797,268) (0.03) (0.03)	 (5,362) (0.00) (0.00)
(d)	Total assets	4,960,470	4,737,461	6,593,219	6,238,363	7,004,242
(e)	Total Long-term debt, retractable preferred shares and redeemable preferred shares	Nil	Nil	Nil	Nil	Nil
(f)	Cash dividends per share	Nil	Nil	Nil	Nil	Nil
(g)	[Other pertinent information] – Shareholders' equity	4,641,567	4,671,721	5,957,833	6,169,112	6,966,380

2) Set forth below is certain financial information of the Issuer for each of the last eight quarters:

	Quarter Ended: Year:	July 31 2003	Apr. 30 2003	Jan. 31 2003	Oct. 31 2002	July 31 2002	Apr. 30 2002	Jan. 31 2002	Oct. 31 2001
(a)	Interest and other income	$ -	$ 497	$3,685	$6,420	$5,595	$10,744	$1,226	$3,369
(b)	Income or loss before discontinued operations and extraordinary items:								
	(i) in total	(68,581)	22,299	(59,254)	(28,368)	(1,492,181)	(13,026)	(49,647)	(27,258)
	(ii) on a per share basis	0.00	0.00	0.00	0.00	(0.05)	0.00	0.00	0.00
	(iii) on a fully diluted per share basis	0.00	0.00	0.00	0.00	(0.05)	0.00	0.00	0.00
(c)	Net income or loss:								
	(i) in total	(68,581)	22,299	(59,254)	(28,368)	(1,492,181)	(13,026)	(49,647)	(27,258)
	(ii) on a per share basis	0.00	0.00	0.00	0.00	(0.05)	0.00	0.00	0.00
	(iii) on a fully diluted per share basis	0.00	0.00	0.00	0.00	(0.05)	0.00	0.00	0.00

(3) No dividends have been paid on any shares of the Issuer since the date of incorporation nor is it intended to pay a dividend on any of its shares in the immediate future. Dividends will, in all probability, only be paid in the event the Issuer successfully brings one of its properties into production. There are no restrictions that could prevent the Issuer from paying dividends, other than the Issuer's financial position.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Issuer's financial statements and related notes, which are incorporated herein:

General

The Issuer explores for minerals with a strong emphasis on gold and diamonds, and has no producing properties. The Issuer has no earnings and therefore finances these exploration activities by the sale of common shares or interests in these properties. The key determinants of the Issuer's operating results are the following:

(a) the state of the capital markets, which affects the ability of the Issuer to finance its exploration activities;

(b) the writedown and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c) market prices for gold and other metals.

Set forth below is a brief summary of the Issuer's financial operations during the last two financial years. For more detailed information, reference is made to the consolidated financial statements attached hereto and forming a part hereof.

	Year Ended July 31, 2003	Year Ended July 31, 2002
Revenues[1]	$ 10,602	$ 20,934
Write down of Mineral Properties	$ (45,818)	$ (2,088,744)
General and Administrative Expenses	$ (139,965)	$ (196,457)
Gain (Loss) on the Sale of Marketable Securities	$ 4,277	$ (17,713)
Write-down of Investments	$ -	$ -
Mineral property receipts in excess of mineral property costs	$ 37,000	$ 83,868
Future income tax recovery (expense)	$ -	$ 616,000
Net Income (Loss)	$ (133,904)	$ (1,582,112)
Working Capital	$ (266,803)	$ 48,161
Properties:		
Mineral Property Acquisition Costs	$ 1,194,432	$ 1,167,779
Deferred Exploration and Development	$ 3,707,687	$ 3,449,540
Long Term Debt	Nil	Nil
Shareholders' Equity:		
Dollar Amount	$ 4,641,567	$ 4,671,721
Number of Common Shares	38,294,939	36,219,939

(1) Interest and other income.

Comparison of 12-month Period Ended July 31, 2003 and 12-month Period Ended July 31, 2002

Results of Operations

Loss

The Issuer had a net loss in the year ended July 31, 2003 of $133,904 compared to a loss of $1,582,112 in the comparative period. Abandonments and write-down of mineral properties amounted to $46,000 in the current year and $2,089,000 in the previous year comprising the bulk of the difference in net loss.

Revenue and Expenses

Interest and other revenue decreased by $10,000. Lower cash balances resulted in a decrease of $5,000 in interest income. Other income of $5,000 in 2003 represented a one-time cost recovery. Overhead fees charged by the Company decreased $11,000 due to the decline in exploration activity on Company operated joint venture properties. Corporate expenses decreased by $56,000 primarily due to decrease in exploration and a resultant decrease in support costs, as well as a $10,000 decrease in office rent due to the move to less expensive premises.

Liquidity and Capital Resources

As of July 31, 2003, the Issuer had $8,000 in its treasury and had a working capital deficiency of of approximately $267,000. The Company will require further financing in order to fund outstanding liabilities and future operating expenditures. Subsequent to year end, the Company received a positive decision in their arbitration with the operator of Carat. In November, 2003 they received a cheque in the amount of $273,226 for reimbursement of joint venture over-expenditures and interest thereon. This significantly improved their working capital position in their first quarter ended October 31, 2003. Further the arbitrator has awarded costs to the Company, however the amount has not yet been determined. The Company is in the process of arranging an equity financing to fund further exploration on their Bahuerachi property. Also several major mineral exploration producers have expressed an interest in the property and the Company is optimistic that the involvement of such a Company would help to further fund exploration. The Company is also negotiating for the potential sale of its Northwest Territories diamond projects. The successful sale of these would provide additional funds to cover operating costs in the ensuing year and provide working capital for future years.

The Issuer expects to incur general and administrative costs of approximately $160,000 per year in the foreseeable future. Of this annual amount, approximately $30,000 per year is budgeted as stock exchange and transfer agent fees and reporting to shareholder costs, and $14,000 as legal, audit and accounting. **THE ISSUER MUST RECEIVE EQUITY AND/OR DEBT FINANCING IN ORDER TO FUND 2004 OPERATING AND EXPLORATION EXPENDITURES.**

As the Issuer is at the exploration and development stage, it capitalizes its acquisition, exploration and development costs of its properties. Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis. Should exploration results of any of its properties prove unsatisfactory, the Issuer would then abandon such property or properties, and write off costs incurred up to that time. The impact on its net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

The Issuer is a junior exploration company with no revenue-producing operations. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Issuer often offers to a major mining company the opportunity to acquire an interest in a property in return for the funding by the major mining company, of all or part of the exploration and development of that property. For the funding of property acquisitions and exploration that the Issuer conducts itself, the Issuer has not used long-term debt. Rather, it has depended on the issuance of shares from the treasury to investors. Such stock issues depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company's track record and experience of management.

As of July 31, 2003, 38,294,939 shares were issued and outstanding. From inception in 1980 to July 31, 2003, the Issuer has raised a total of $9,193,918 in cash from the issue, in the aggregate, of 31,874,204 shares. The principal means of distribution has been by private placements in Canada. The remaining 6,420,735 shares of the Issuer have been issued for mining claims, corporate acquisitions, payment of finance services and conversion of notes payable.

During the year ended July 31, 2003, the Issuer's working capital decreased to a deficiency of $267,000, from positive working capital of $48,000 in the previous year.

During the year ended July 31, 2003, the Issuer issued 2,000,000 shares pursuant to private placement for proceeds of $100,000. Further, 75,000 shares were issued as an option payment on the Keni property.

During the year ended July 31, 2002, the Company issued 2,362,500 common shares, pursuant to the exercise of Warrants for proceeds of $283,500. Further, 50,000 common shares were issued for proceeds

of $5,000 pursuant to the exercise of options and 75,000 shares were issued pursuant to a property acquisition agreement for deemed proceeds of $7,500.

General

During the year ended July 31, 2003, the Issuer incurred acquisition and maintenance costs on Bahuerachi, Mexico, incurred significant costs on the Carat property relating primarily to the arbitration costs and expenditures on Keni, primarily geochemical in nature.

During the year ended July 31, 2002, the Issuer incurred acquisition and maintenance costs on Bahuerachi, Mexico, incurred significant exploration costs on the Carat property relating primarily to the summer drilling program and expenditures on Keni, primarily geophysical in nature.

Impact of Inflation

Inflation and changing prices have had no significant impact on the Issuer's income or operations during the past three years.

ITEM 6: MARKET FOR SECURITIES

The Common Shares of the Issuer are listed and posted for trading on the TSX Venture Exchange under the trading symbol "TYS". The Common Shares were formerly listed on the Toronto Stock Exchange but were delisted on August 31, 2000.

ITEM 7: DIRECTORS AND OFFICERS

(1) The following are the full names, municipality of residence, positions with the Issuer and principal occupations within the preceding five years of all of the directors and officers of the Issuer:

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
James Devonshire Calgary, Alberta	Chief Executive Officer and Director	Self-employed Chartered Accountant and Management Consultant. Director and President of CDG Investments Inc., Northern Abitibi Mining Corp. and Manson Creek Resources Ltd.
Gregory Smith[(1)] Calgary, Alberta	Director	Self-employed Chartered Accountant since 1977. Senior partner of Smith Cageorge Perry, Chartered Accountants. Director of CDG Investments Inc., Armistice Resources Ltd. and Aloak Corp.

Name, Municipality of Residence	Current (or First and Last) Position with Issuer	Principal Occupation for the Past Five Years
Lesley Hayes[(1)] Calgary, Alberta	Director	Self-employed Consultant from 2002 to date. From 1999 to 2001 Practice Manager Creative Services, Burntsand Inc. From 1996 to 1999 self-employed Investor Relations Consultant. From 1992 to 1996 Vice-President of Operations of Vicom Multimedia. Director of Northern Abitibi Mining Corp.
Jean Pierre Jutras Calgary, Alberta	President, Chief Operating Officer and Director	Self-employed Professional Geologist, Vice President and Director of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.
Regan Chernish Calgary, Alberta	Vice President of Exploration	Self-employed Professional Geologist. From 1997 to 2001 Project Geologist for Diavik Diamond Mines Inc. Worked as a Geologist for Giant Gold Mine for 1997 and for Covello, Bryan and Associates from 1993 to 1997.
Barbara O'Neill Airdrie, Alberta	Secretary	Corporate Secretary of the Issuer; Executive Assistant; Secretary of CDG Investments Inc.

Notes:

(1) The Corporation does not have an Executive Committee. The Corporation is required to have an Audit Committee. Lesley Hayes and Gregory Smith constitute the Audit Committee of the Corporation.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Issuer's Management Proxy Circular dated December 15, 2003 and incorporated herein. Additional information is also provided in the Issuer's comparative financial statements for the 12-month period ended July 31, 2003 and the 12-month period ended July 31, 2002, the interim statements for the three months ended October 31, 2003 and the 2003 Annual Report.

(1) The Issuer will provide to any person, upon request to the Secretary:

(a) when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) one copy of the AIF of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statement of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year,

(iii) one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in item (1)(a)(i), (ii) and (iii) above, provided the issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.

(2) Certain additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, option to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Issuer's Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Further financial information is provided in the Issuer's comparative financial statements for its most recently completed financial year.

Requests for copies pursuant to the foregoing should be made to the Secretary of the Issuer at #500, 926 – 5th Avenue S.W., Calgary, AB, T2P 0N7.